INTERNET GROUP

File No. 82-34950

January 10, 2008

Office of Investor Education and Assistance
Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

SEC
Mail Processing
Section
JAN 10 2008
Washington, DC
104

Re: GMO Internet Inc.-12g3-2(b) exemption

To: Office of Investor Education and Assistance

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by GMO Internet since September 28, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b) (4) or as otherwise already available, English translations or summaries are attached.

If you have any further questions or requests for additional information please do not hesitate to contact Manager of General Affairs Department, at +81-3-5456-2731(telephone) or +81-3-3780-2611(facsimile).

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

08000191

Sincerely,
GMO Internet Inc.

By ______________

Name: Takayuki Meguro
Title: Manager of General Affairs Department

Enclosures: Annex A

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE September 28,2007

A. ENGLISH LANGUAGE DOCUMENTS

(1) September 28,2007

Sale of eBANK Corporation Stock.

(2) October 16,2007

Dissolution of a Subsidiary.

(3) October 19,2007

Change in Major Shareholders.

(4) November 12,2007

Financial Statement for the Third Quarter of the Year Ending December 2007.

(5) December 10,2007

Revision to Results Forecast for the Fiscal Year Ending December 2007.

(6) December 12,2007

Notice regarding Offering for Subscription of Stock to be Issued in Allocation of Shares to Third Parties.

(7) December 12,2007

Business and Capital Partnership with Yahoo! JAPAN.

(8) December 12,2007

Change in Major Shareholders.

(9) December 27,2007

Completion of Payment for Stock Issued in Allocation of Shares to Third Parties.

(10) December 27,2007

Consolidated Financial Condition Following Completion of Capital Increase.

INTERNET

September 28, 2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp/en

Sale of eBANK Corporation Stock

Following a decision today by the GMO Internet Inc. Board of Directors meeting, all shares held by the company in eBANK Corporation have been sold.
The sale price was ¥6.2 billion. A ¥1.2 billion capital gain will be recorded as extraordinary profit in the fiscal year ending December 2007 (consolidated/non consolidated).

October 16, 2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp

Dissolution of a Subsidiary

At a meeting today of the Board of Directors of GMO Internet subsidiary GMO Hosting & Security, Inc, it was decided to dissolve company subsidiaries Goovia Japan, Inc. and H&S Japan, Inc. Details are as follows.

1. Reason for the Dissolution
   It was decided to dissolve Goovia Japan and H&S Japan because activities of the two companies have already ceased and there are no plans for future business activities in either of the companies.

2. Schedule
   October 17, 2007: Decision by extraordinary stockholders meeting to dissolve Goovia Japan and H&S Japan.
   December 19, 2007: Scheduled settlement of H&S Japan accounts.
   December 20, 2007: Scheduled settlement of Goovia Japan accounts.

3. Outline of Companies to be Dissolved
   i) Company Name: Goovia Japan, Inc.
      Address: Cerulean Tower, 26-1 Sakuragaokacho, Shibuya-ku, Tokyo, JAPAN
      CEO: Mitsuru Aoyama
      Capital: ¥25,000,000
      Major Shareholder: GMO Hosting & Security, Inc. (100%)
   ii) Company Name: H&S Japan, Inc.
      Address: Cerulean Tower, 26-1 Sakuragaokacho, Shibuya-ku, Tokyo, JAPAN
      CEO: Hiroyuki Tanaka
      Capital: ¥50,000,000
      Major Shareholder: Goovia Japan, Inc.

4. Future Forecasts

The dissolution of these subsidiaries will have minimal impact on the business results of GMO Internet.

October 19, 2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp

Change in Major Shareholders

The following change has occurred in major shareholders. This change became effective on October 12, 2007.

1. Details of the Change

In accordance with the Fund's Report to the Finance Ministry (Change Report) on October 18, 2007 we have confirmed the following change in the share ownership Masatoshi Kumagai.

2. Shareholder

Name	Masatoshi Kumagai (CEO and Representative Director, GMO Internet)

3. Number of Shares (Number of Voting Rights) Held by Concerned Shareholder and Percentage of General Shareholders Voting Rights Held

	Number of Voting Rights (Number of Shares)	General Shareholders Voting Rights (%)	Major Shareholder Ranking
Prior to Change (10.11.2007)	85,000 (8,500,000 shares)	10.76%	2
Current	63,000 (6,300,000 shares)	7.97%	2

*Number of shares deducted from outstanding shares as shares without voting rights: 21,108

*Total number of outstanding shares on October 19, 2007: 79,044,008

4. Outlook

We have received a report that the amount of decrease in number of shares held by Masatoshi Kumagai was the same as the amount of increase in shares held by the Masatoshi Kumagai asset management company. There will be change at all to management of GMO Internet.

Financial Statement for the Third Quarter of the Year Ending December 2007

November 12, 2007

Name of Listed Company: GMO Internet, Inc.

Exchange Listing: Tokyo Stock Exchange, First Section Stock Code: 9449 URL: http://www.gmo.jp/en
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director Contact Number: +81-3-5456-2555

(all amounts rounded down to the nearest million yen)

1. Consolidated Third Quarter Financial Results in the Year Ending December 2007 (01.01.2007- 09.30.2007)

(1) Consolidated Operating Results (percentages shown represent year-on-year % change)

	Sales		Operating Profit		Ordinary Profit		Net Profit	
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%
FY2007 3rd Quarter	37,714	(4.9)	-9,769	(—)	-10,286	(—)	-12,022	(—)
FY2006 3rd Quarter	35,940	(39.8)	2,546	(3.8)	2,402	(3.7)	533	(-51.5)
Year Ended 12/2006	50,842		4,271		3,992		-12,099	

	Net Profit per Share	Net Profit per Share (diluted)
	¥	¥
FY2007 3rd Quarter	-161.35	—
FY2006 3rd Quarter	-8.61	8.51
Year Ended 12/2006	-194.81	—

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Shareholders' Equity Ratio	Shareholders' Equity Per Share
	¥ millions	¥ millions	%	¥
FY2007 3rd Quarter	43,300	11,427	10.3	56.38
FY2006 3rd Quarter	145,651	23,456	11.3	263.59
Year Ended 12/2006	146,279	19,528	7.7	156.79

(3) Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents Closing Balance
	¥ millions	¥ millions	¥ millions	¥ millions
FY2007 3rd Quarter	8,194	-7,312	-18,117	15,987
FY2006 3rd Quarter	789	-5,141	-1,270	22,299
Year Ended 12/2006	4,544	-3,400	7,995	33,180

2. Consolidated Results Forecast for the Year Ended December 2007 (01.01.2007 – 12.31.2007)

(percentages shown represent year-on-year % change)

	Sales		Operating Profit		Ordinary Profit		Net Profit		Net Profit per Share
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%	¥
Full Year	46,500	(-8.5)	-8,600	(—)	-9,300	(—)	-13,000	(—)	-171.83

3. Other

(1) Significant changes in subsidiaries in the current term (transfer of a subsidiary resulting in change in scope of consolidation):
Yes No
[Three (3) companies excluded from consolidation: GMO Internet Securities Inc, GMO NetCard Inc, and MIKI-SHOJI Co. Ltd.]
(2) Adoption of simplified accounting method:
Yes No
(3) Change in method of accounting treatment since the previous consolidated fiscal year:
Yes No

(*Note: Please refer to Qualitative Information, Financial Statements – 4. Other (page 5) for details)

(Reference) Outline of Non-Consolidated Financial Results
1. Non-Consolidated Third Quarter Financial Results in the Year Ending December 2007 (01.01.2007- 09.30.2007)

(1) Operating Results (percentages shown represent year-on-year % change)

	Sales		Operating Profit		Ordinary Profit		Net Profit	
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%
FY2007 3rd Quarter	9,661	(7.4)	1,045	(18.6)	852	(-46.9)	-19,702	(—)
FY2006 3rd Quarter	8,987	(19.0)	881	(8.8)	1,606	(28.9)	1,865	(71.3)
Year Ended 12/2006	12,133		1,188		1,867		-3,891	

	Net Profit per Share	Net Profit per Share (diluted)
	¥	¥
FY2007 3rd Quarter	-264.43	—
FY2006 3rd Quarter	-30.10	30.04
Year Ended 12/2006	-62.66	—

(2) Financial Condition

	Total Assets	Net Assets	Shareholders' Equity Ratio	Shareholders' Equity per Share
	¥ millions	¥ millions	%	¥
FY2007 3rd Quarter	27,269	1,272	4.7	16.10
FY2006 3rd Quarter	51,231	14,109	27.5	227.10
Year Ended 12/2006	54,835	16,001	29.2	221.85

2. Non-Consolidated Results Forecast for the Year Ended December 2007 (01.01.2007 – 12.31.2007)
(percentages shown represent year-on-year % change)

	Sales	Operating Profit	Ordinary Profit	Net Profit	Net Profit per Share
	¥ millions %	¥ millions %	¥ millions %	¥ millions %	¥
Full Year	13,000(7.1)	1,230(3.5)	950(-49.1)	-20,800(—)	-274.94

* Note regarding the appropriate use of results forecasts and other items
Note: The above projections are based on information currently available including factors that are largely indeterminable. Actual results may vary from projected figures as a result of changes in business conditions.

Qualitative Information, Financial Statements, etc.

1. Qualitative Information - Consolidated Operating Results

The following information pertains to business performance in the third quarter of the current consolidated accounting period (01.01.2007 to 09.30.2007)

General Conditions

In the third quarter of the current consolidated accounting term the Japanese economy continued to expand at a moderate pace. However the sub prime loan crisis in the US has thrown worldwide finance and capital markets into confusion and it is not yet clear what impact this will have on the Japanese economy. In the Internet market, the arena in which the company operates the number of broadband service users reached 31.58 million at the end of June 2007. The Internet is now firmly established and Internet use continues to grow.[1]

Under these conditions the company resolved to withdraw completely from the loans and credit business due to growing uncertainty in the industry environment associated with interest repayment claim risks and other factors. The company's consolidated shareholders' equity will suffer temporary damage as a result of the withdrawal. Because of this the company has sold all stock in GMO Internet Securities, Inc, part of stock held in GMO Hosting & Security, Inc, and all investments in securities in order to strengthen its financial base.

With the sale of GMO Internet Securities, the group has also pulled out of the securities business and substantially reduced the scale of the Internet Finance business segment. Going forward management resources will be focused on Internet infrastructure and Internet media and on building synergy between the two business segments.

Consolidated financial results in the third quarter of the current accounting term were as follows. Sales: ¥37,714,740,000 (4.9% year-on-year increase) Operating Profit: -¥9,769,277,000 (¥2,546,736,000 in the previous corresponding period) Ordinary Profit: -¥10,286,868,000 (¥2,402,857,000 in the previous corresponding period), and Net Profit: -¥12,022,604,000 (¥533,765,000 in the previous corresponding period).

Segment Report

Internet Use Support (Infrastructure)

The five major businesses in the Internet Use Support (Infrastructure) segment; domain registration, web hosting, website development & e-commerce solutions, security, and payment processing, have continued to perform solidly and we are moving forward establishing ourselves as the undisputed number one web solutions group. In the third quarter we formed e-commerce site support company, GMO Solution Partner, Inc. in partnership with Sagawa Express Co. Ltd. to further enhance sales. We also established catalog and web design company, Global Web Co. Ltd. to continue expanding our product range.

Domain registrations exceeded 680,000 and this significant business area achieved 23.5% year-on-year growth. In our web hosting business the number of customers grew 9.3% year-on-year to over 410,000. We also saw solid profit growth in the payment processing and web development & e-commerce solutions businesses. Sales have remained stable in the payment processing business despite a loss of customers in the switch over of Rakuten Market to their own payment processing system.

Sales in the segment reached ¥13,980,895,000 (12.8% year-on-year increase) however operating profit was down slightly to ¥1,760,912,000 (12.8% year-on-year decrease) as a result of increased operating expenses including a temporary increase in costs due to initial investment into the global expansion of the security business.

Internet Advertising Support (Media)

In the September 2007 Nielsen/NetRatings monthly survey there were 21.99 million users employing Internet Advertising Support (Media) segment services. This media asset is rapidly boosting profitability in the Internet media segment. In the third quarter of the current term GMO Marketing Inc. was established in partnership with IOIX Inc. to build long-tail media that provides information appropriate to the search needs of diverse Internet users.

Increased profitability in the Internet media & search media business contributed to the Internet Media segment recording sales of ¥9,811,217,000 (10.2% year-on-year increase) and an operating profit of ¥795,934,000 (136.2% year-on-year increase).

---

1 Changes in the Number of Broadband Subscibers, Ministry of Public Management, Home Affairs, Posts and Communications

Internet Finance

The sale of all shares held in GMO LOAN-CREDIT HOLDINGS, Inc. (now NC LOAN-CREDIT HOLDINGS, Inc.) on August 21, 2007 and the sale of all shares held in GMO Internet Securities Inc. on August 13, 2007 resulted in a major reduction in the Internet Finance business. The sale of the loans and credit business and the securities business occurred at the beginning of the second half of the fiscal year and as such profit and loss in the two businesses will appear in the consolidated profit and loss statements until the end of the first half of the fiscal year. After this time the Internet Finance business will be reported as "other businesses". Due to its reduced significance Internet Finance business information will be cease to be reported as a segment from the next term.

Significant changes in the external environment of the loans and credit business had a major impact on performance results in the first half of the year. Already at the end of the previous term, in accordance with the JICPA (Japan Institute of Certified Public Accounts Report No. 37) report *Auditing and Handling of Reserves for Excess Interest Repayment Losses in the Consumer Finance Industry,* we reserved allowances for interest repayments and doubtful debts. However, in light of industry trends and interest repayments to date we calculated projections of the maximum interest repayment claim and increased the allowance for doubtful debt by ¥10,336,870,000 and the interest repayment allowance by ¥7,284,974,000. In addition a ¥5,890,711,000 goodwill shrinkage loss was recorded as an extraordinary loss following withdrawal from the loans and credit business.

The Internet Finance segment recorded sales of ¥14,163,342,000 (4.8% year-on-year decrease) and an operating profit of -¥12,365,284,000 (¥80,547,000 in the previous corresponding period).

2. Qualitative Information - Consolidated Financial Condition

Assets, Liabilities and Shareholders' Equity

The main changes in assets, liabilities and shareholders' equity between 12.31.2006 and 09.30.2007 are as follows.

There has been a major reduction in size of the balance sheet as a result of the withdrawal from the loans and credit business and the securities business. Within current assets a zero balance was recorded in securities business - deposit, securities business - margin transaction assets, securities business – guarantee deposits and investments and other assets - long term deposit. Allowance for doubtful debt was reduced by ¥12,263,205,000 following the decrease in operating loans and short term loans increased by ¥6,814,241,000. In intangible fixed assets, goodwill decreased ¥17,947,842,000 as a result of amortization and the withdrawal from the loans and credit business. In addition investments in securities declined ¥5,567,964,000 in investments and other assets following the sale of stock in eBANK Corporation. As a result a decrease of ¥102,978,505,000 in total assets was recorded and the balance stood at ¥43,300,638,000.

Also as a result of the withdrawal, a zero balance was recorded in the following current liabilities: securities business - margin trading liability, securities business - deposits received, and the interest repayment reserve. A zero balance was also recorded in the following fixed liabilities for the same reasons; director retirement benefits reserve, interest repayment reserve and the special law reserve fund. Short term debt was ¥46,429,296,000 and current portion of long term debt (including debt to be repaid within a year) decreased by ¥16,415,352,000. This is due to loan repayments made following the sale of assets and because loans and credit business loans are no longer included in the figure since the exclusion of the loans and credit business from the consolidation. In the current quarter a balance remained of the syndicated loan taken out at the end of the interim period in violation of financial covenants, however after the close of the current quarter the loan was repaid in full through refinancing and other measures. As of November 12, 2007 no loans were held in violation of loan covenants. A decline of ¥94,877,992,000 in liabilities was recorded and liabilities totaled ¥31,872,914,000.

In regard to net assets, there was a decline of ¥11,513,964,000 in earned surplus stemming from the net loss recorded in the current quarter. Capital surplus rose ¥4,626,794,000 as a result of new stock issued by third party allocation. Shareholders' equity declined totaled ¥4,442,552,000, a decline of ¥6,887,289,000. Due to the decrease in shareholders' equity and minority equity net assets fell to ¥8,100,512,000 to ¥11,427,723,000.

Cash Flow

In the third quarter of the current accounting term, consolidated cash flow provided by operating activities was up ¥8,194,191,000 while cash flow used in investing activities was ¥7,312,321,000 and cash flow used in financing activities was ¥18,117,364,000. Consolidated cash and cash equivalents stood at ¥15,987,796,000 at the end of the term.

The following is a summary of cash flow in the third quarter.

Despite recording a net loss before adjustments for tax of ¥11,960,049,000, cash flow provided by operating activities totaled ¥8,194,191,000 (¥789,692,000 in the previous corresponding period). This was influenced by factors including ¥5,936,053,000 in shrinkage, a ¥6,108,540,000 increase in allowance for doubtful debt, a ¥6,193,600,000 increase in interest repayments reserves and a ¥7,181,828,000 decrease in operating loans.

Cash flow used in investing activities was ¥7,312,321,000 (¥5,141,568,000 in the previous corresponding period). Income was accrued on sale of investments in securities at ¥6,318,871,000, however outflows included expenditure related to the acquisition of stock in subsidiaries in the previous fiscal year at ¥7,711,168,000 and expenditure on loans at ¥7,060,720,000.

Cash flow used in financing activities totaled ¥18,117,364,000 (¥1,270,043,000 in the previous corresponding period). This was predominantly due to expenditure of ¥21,400,000,000 on long and short term loan repayments only partially offset by ¥49,388,152,000 in revenue from the collection of long and short term loans, ¥4,969,149,000 in revenue from the issue of stock and ¥5,096,842,000 in revenue from the issue of convertible bonds with equity warrants.

3. Qualitative information concerning consolidated earnings results forecasts

Earnings Forecast

There is no change to the full year forecasts released on August 14, 2007.

Consolidated Results Forecast (01.01.2007 – 12.31.2007)

	Fiscal Year Ending December 2007	Percentage Increase/Decrease (Year-on-Year)	Fiscal Year Ended December 2006
	¥ millions	%	¥ millions
Sales	46,500	-8.5	50,842
Operating Profit	-8,600	–	4,271
Ordinary Profit	-9,300	–	3,992
Net Profit	-13,000	–	-12,099

Non-Consolidated Results Forecast (01.01.2007 – 12.31.2007)

	Fiscal Year Ending December 2007	Percentage Increase/Decrease (Year-on-Year)	Fiscal Year Ended December 2006
	¥ millions	%	¥ millions
Sales	13,000	7.1	12,133
Operating Profit	1,230	3.5	1,188
Ordinary Profit	950	-49.1	1,867
Net Profit	-20,800	–	-3,891

4. Other

(1) Significant changes in subsidiaries in the current term (transfer of a subsidiary resulting in change in scope of consolidation)

Former consolidated subsidiary GMO Internet Securities, Inc. was excluded from the consolidation following the sale of stock held by the company on August 13, 2007.

NetCard, Inc. and MIKI-SHOJI Co. Ltd. were also excluded following the sale of parent company GMO LOAN-CREDIT HOLDINGS, Inc. (now NC LOAN-CREDIT HOLDINGS, Inc.) stock on August 21, 2007.

(2) Adoption of simplified accounting method:

None

(3) Change in method of accounting treatment since the previous consolidated fiscal year:

None

(Reference 1)

Table: Quarterly Changes by Segment

I Sales by Segment (unit: ¥millions)

		2006 3Q	2006 4Q	2007 1Q	2007 2Q	2007 3Q
Internet Use Support (Infrastructure)						
	Provider (ISP)	560	536	521	488	472
	Domain registration	497	437	541	555	476
	Web hosting	1,984	2,043	2,049	2,097	2,102
	Web development & EC solutions	562	638	733	688	741
	Security	147	216	288	239	209
	Credit card payment processing	423	450	497	479	449
	Other	190	145	132	105	111
	Segment Sales Total	4,366	4,467	4,764	4,653	4,562
Internet Advertising Support (Media)						
	Internet media & search media	1,336	1,521	1,694	1,662	1,623
	Internet advertising agencies	1,438	1,764	1,583	1,365	1,352
	Other	330	331	279	283	318
	Total	3,106	3,617	3,557	3,311	3,294
	Adjustment for internal transactions	(219)	(229)	(131)	(105)	(116)
	Segment Sales Total	2,886	3,387	3,426	3,206	3,178
Internet Finance						
	Loans and credit	5,674	7,077	6,707	6,735	—
	Internet securities	66	132	246	469	—
	Other	-	10	4	0	1
	Segment Sales Total	5,741	7,220	6,957	7,204	1
Adjustment for internal transactions		(97)	(174)	(88)	(94)	(57)
Consolidated Sales		12,897	14,901	15,059	14,970	7,685

II Operating Profit by Segment (¥millions)

	2006 3Q	2006 4Q	2007 1Q	2007 2Q	2007 3Q
Internet Use Support (Infrastructure)	748	671	793	500	466
Internet Advertising Support (Media)	74	200	314	220	260
Internet Finance	-335	796	815	-13,166	-14
Sub total	487	1,668	1,923	-12,445	713
Adjustment for internal transactions	50	56	19	6	13
Consolidated Operating Profit	537	1,724	1,943	-12,438	726

Note: As previously stated, the withdrawal from the loans and credit business and the securities business has resulted in a major reduction in the Internet finance segment. Due to its reduced significance Internet Finance business information will be cease to be reported as a segment from the next term.

(Reference 2)

Operating Results and Financial Condition – Quarterly Change

Changes in Operating Results and Financial Condition by Quarter (Consolidated)

(Unit: ¥millions)

	2006 3Q	2006 4Q	2007 1Q	2007 2Q	2007 3Q
Operating Revenue	12,897	14,901	15,059	14,970	7,685
Operating Profit	537	1,724	1,943	-12,438	726
Ordinary Profit	475	1,589	1,784	-12,595	523
Net Profit	340	-12,633	245	-15,944	3,676
Total Assets	145,651	146,279	139,498	134,331	43,300
Shareholders' Equity	16,376	11,309	11,569	652	4,457

Changes in Operating Results and Financial Condition by Quarter (Non-Consolidated)

(Unit: ¥millions)

	2006 3Q	2006 4Q	2007 1Q	2007 2Q	2007 3Q
Operating Revenue	3,048	3,146	3,358	3,230	3,071
Operating Profit	303	307	457	330	256
Ordinary Profit	280	261	552	186	113
Net Profit	448	-5,757	408	-23,179	3,068
Total Assets	51,231	54,835	54,046	38,691	27,269
Shareholders' Equity	14,109	16,001	16,406	-1,784	1,272

(Reference 3)

Sales and Operating Profit in the Internet Infrastructure and Internet Media Segments

Due to the withdrawal from the loans and credit business and securities business in the current quarter, profit and loss in these businesses is only included in the consolidated profit and loss statement up to the second quarter. Internet infrastructure and Internet media segment sales and operating profit are listed here for your reference.

(Unit: ¥millions)

	2006 3Q （累計）	2007 3Q （累計）	Change (%Change)
Sales	21,298	23,792	2,494 (11.7%)
Operating Profit	2,357	2,556	199 (8.5%)

(Reference 4)

The Corporate Group

GMO Internet, Inc. (hereafter "the company") is a corporate group consisting of the company and 33 consolidated subsidiaries. Under the corporate slogan *Internet for Everyone,* the group operates in three segments, Internet Use Support (Internet Infrastructure), Internet Advertising Support (Internet Media) and Internet Finance. The Internet Finance segment now consists only of the venture capital business following withdrawal from the loans and credit business and the securities business. The following table shows the business areas included in each segment and the group companies operating in each business area.

Business Segment	Main Operations		Main Companies
Internet Use Support (Infrastructure)	Domain Registration	Domain registration services Internet number service	the company INTERNET Number Corporation paperboy&co.
	Web Hosting	Rental server services (web hosting services)	the company GMO Hosting & Security, Inc. paperboy&co. Hosting & Security, INC @YMC Corporation Mighty Server, Inc.
	Web Development and E-Commerce Solutions	Web site design, Operation support services, System consulting, Online shop construction support consulting and ASP services	the company Grandsphere Co. Ltd. GSS Inc. (formerly GMO Blog, Inc.) Global Web Co. Ltd. paperboy&co. MakeShop, Inc. GMO Solution Partner, Inc.
	Internet Security	Information security on the Internet, Authentication services for businesses and individuals,	GlobalSign K.K. (formerly GeoTrust Japan Inc.) GlobalSign Ltd. GlobalSign NV GlobalSign, Inc.
	Credit Card Payment Processing	Credit card billing service	GMO Payment Gateway, Inc. Epsilon, Inc.
	Provider (ISP)	Internet Access Provider	the company

Business Segment	Main Operations		Main Companies
Internet Advertising Support (Media)	Internet Media and Search Related Business	Internet media development and operation, blogs, Internet communities etc. Contextual advertising, JWord (Japanese keyword search) operation and sales, SEO and Listing advertising	the company Magclick, Inc. GMO Media Holdings, Inc. Tea Cup Communication Ltd. GMO Media, Inc. GMO Ad Networks, Inc. JWord, Inc. BOM, Inc. GMO Marketing, Inc.
	Internet Advertising Agencies	Advertising sales, mainly Internet advertising media and recruitment advertisements	Magclick, Inc. GMO San Planning, Inc. GMO Mobile, Inc.
	Other	Online games – design and operation, Internet research systems and management of an Internet research panel	NETCLUE Co. Ltd. (Korea) (now GMO Games Korea, Inc.) GMO Games, Inc. GMO Research, Inc.
Internet Finance *	Other	Venture capital	GMO VenturePartners, Inc. GMO VenturePartners Investment Limited Partnership Blog Business Fund Investment Limited Partnership

Note: As previously stated, the withdrawal from the loans and credit business and the securities business has resulted in a major reduction in the Internet finance segment. Due to its reduced significance Internet Finance business information will be cease to be reported as a segment from the next term.

5. Condensed Consolidated Financial Statement – [Unaudited]
(1) Condensed Balance Sheet

(Unit: ¥thousands/%)

Item	Previous Corresponding Quarter End of 3Q FY2006	Current Quarter End of 3Q FY2007	Change		(Reference) Fiscal Year Ended 12/2006
	Amount	Amount	Amount	% Change	Amount
(Assets)					
I Current Assets					
1. Cash and deposits	22, 584, 325	16, 127, 796	-6, 456, 528	-28. 6	32, 940, 455
2. Notes and accounts receivable	3, 110, 725	3, 433, 521	322, 795	10. 4	3, 434, 809
3. Inventory assets	61, 586	91, 814	30, 227	49. 1	31, 719
4. Deferred tax asset	3, 715, 766	509, 815	-3, 205, 950	-86. 3	2, 121, 263
5. Short term loans	482, 082	6, 814, 241	6, 332, 159	1, 313. 50	—
6. Operating loans	66, 809, 069	—	-66, 809, 069	—	63, 788, 341
7. Accrued amount receivable	441, 424	3, 400, 012	2, 958, 587	670. 2	450, 045
8. Accrued income	4, 311, 731	12, 490	-4, 299, 241	-99. 7	1, 350, 440
9. Securities business - deposit	4, 902, 000	—	-4, 902, 000	—	5, 352, 000
10. Securities business - margin transaction asset	3, 977, 988	—	-3, 977, 988	—	5, 452, 598
11. Securities business - short term guarantee deposits	1, 152, 000	—	-1, 152, 000	—	1, 050, 708
12. Other	2, 239, 841	2, 921, 721	681, 879	30. 4	3, 013, 408
Allowance for doubtful debts	-9, 048, 270	-310, 787	8, 737, 482	-96. 6	-12, 573, 992
Total Current Assets	104, 740, 271	33, 000, 625	-71, 739, 646	-68. 5	106, 411, 798
II Fixed Assets					
1 Tangible fixed assets					
(1) Buildings and structures	350, 866	152, 146	-198, 719	-56. 6	338, 674
(2) Tools and equipment	682, 363	502, 966	-179, 397	-26. 3	666, 640
(3) Other	68, 914	29, 259	-39, 654	-57. 5	46, 796
Total tangible fixed assets	1, 102, 144	684, 372	-417, 772	-37. 9	1, 052, 111
2 Intangible fixed assets					
(1) Goodwill	453, 965	—	-453, 965	—	—
(2) Goodwill (new)	—	2, 685, 622	2, 685, 622	—	20, 633, 464
(3) Software	2, 531, 261	2, 181, 437	-349, 823	-13. 8	3, 523, 557
(4) Consolidated adjustments account	23, 392, 779	—	-23, 392, 779	—	—
(5) Other	425, 783	205, 684	-220, 099	-51. 7	329, 658
Total intangible fixed assets	26, 803, 790	5, 072, 744	-21, 731, 045	-81. 1	24, 486, 679
3. Investments and other assets					
(1) Investments in securities	6, 696, 428	1, 157, 290	-5, 539, 138	-82. 7	6, 725, 254
(2) Long term loans receivable	10, 199	128, 351	118, 152	1, 158. 40	23, 253
(3) Investments	468, 484	364, 920	-103, 564	-22. 1	458, 983
(4) Security deposit	914, 083	754, 199	-159, 884	-17. 5	973, 318
(5) Long term deposit	3, 981, 970	—	-3, 981, 970	—	5, 534, 555
(6) Deferred tax asset	300, 697	1, 911, 228	1, 610, 530	535. 6	264, 656
(7) Other	649, 747	241, 936	-407, 811	-62. 8	372, 210
Allowance for doubtful debts	-15, 832	-15, 029	802	-5. 1	-23, 678
Total Investments and other assets	13, 005, 779	4, 542, 896	-8, 462, 882	-65. 1	14, 328, 553
Total Fixed Assets	40, 911, 713	10, 300, 013	-30, 611, 700	-74. 8	39, 867, 344
Total Assets	145, 651, 985	43, 300, 638	-102, 351, 347	-70. 3	146, 279, 143

(Unit: ¥thousands/ %)

Item	Previous Corresponding Quarter End of 3Q 2006	Current Quarter End of 3Q 2007	Change		(Reference) Fiscal Year Ended 12/2006
	Amount	Amount	Amount	% Change	Amount
(Liabilities)					
I Current Liabilities					
1. Notes and accounts payable	880, 088	703, 204	-176, 884	-20. 1	773, 204
2. Short term debt	51, 339, 039	9, 197, 470	-42, 141, 568	-82. 1	55, 626, 767
3. Current portion of long term debt	14, 658, 109	2, 511, 332	-12, 146, 777	-82. 9	12, 235, 030
4. Bonds to be redeemed within a year	150, 000	–	-150, 000	–	2, 150, 000
5. Accrued amount payable	15, 594, 252	1, 877, 614	-13, 716, 638	-88. 0	10, 855, 512
6. Accrued corporate taxes etc.	1, 764, 555	562, 879	-1, 201, 676	-68. 1	2, 026, 373
7. Allowance for bonuses	200, 454	112, 223	-88, 231	-44. 0	119, 953
8. Allowance for bonuses to directors	–	900	900	–	37, 700
9. Advanced payments received	1, 748, 097	2, 066, 587	318, 490	18. 2	1, 833, 868
10. Securities business - margin transaction liabilities	3, 977, 988	–	-3, 977, 988	–	5, 452, 598
11. Securities business – deposit received	3, 410, 416	–	-3, 410, 416	–	4, 159, 893
12. Interest repayment reserve	4, 546, 000	–	-4, 546, 000	–	4, 295, 000
13. Other	4, 042, 184	3, 839, 523	-202, 660	-5. 0	5, 770, 580
Total Current Liabilities	102, 311, 186	20, 871, 735	-81, 439, 450	-79. 6	105, 336, 483
II Fixed Liabilities					
1. Bonds	5, 075, 000	1, 000, 000	-4, 075, 000	-80. 3	3, 000, 000
2. Unsecured convertible bonds with share warrants	–	5, 000, 000	5, 000, 000	–	–
3. Long term debt	13, 227, 354	4, 434, 670	-8, 792, 684	-66. 5	11, 126, 324
4. Long term accrued amount payable	623, 646	533, 387	-90, 258	-14. 5	4, 059, 156
5. Deferred tax liability	598, 956	–	-598, 956	–	31, 143
6. Allowance for director retirement benefits	61, 500	–	-61, 500	–	128, 200
7. Allowance for retirement benefits for employees	273, 379	3, 500	-269, 878	-98. 7	199, 849
8. Interest repayment reserve	–	–	–	–	2, 790, 000
9. Other	17, 400	29, 621	12, 220	70. 2	63, 598
Total Fixed Liabilities	19, 877, 237	11, 001, 179	-8, 876, 057	-44. 7	21, 398, 272
III Special Law Reserve Fund					
Securities transaction liability reserve	6, 863	–	-6, 863	–	16, 152
Special Law Reserve Fund Total	6, 863	–	-6, 863	–	16, 152
Total Liabilities	122, 195, 287	31, 872, 914	-90, 322, 372	-73. 9	126, 750, 907
(Net Assets)					
I Shareholders' Equity					
1. Capital Stock	3, 328, 299	9, 651, 757	6, 323, 458	190	7, 148, 299
2. Capital Surplus	5, 378, 342	11, 311, 678	5, 933, 336	110. 3	9, 188, 342
3. Earned surplus	7, 659, 627	-16, 520, 555	-24, 180, 182	-315. 7	-5, 006, 591
4. Treasury stock	-208	-327	-119	57. 4	-208
Total Shareholders' Equity	16, 366, 060	4, 442, 552	-11, 923, 507	-72. 9	11, 329, 842
II Gaps in Appraisals, Conversions, etc.					
1. Other gaps in appraisal of securities	326	25, 348	25, 022	7660. 8	4, 559
2. Hedging profit/loss carried forward	13, 197	4, 684	-8, 513	-64. 5	13, 351
3. Foreign currency translation adjustment account	-3, 175	-15, 545	-12, 369	389. 5	-38, 432
Total Gaps in Appraisals, Conversions, etc.	10, 348	14, 487	4, 139	40	-20, 522
III Equity Warrants	33, 647	–	-33, 647	–	33, 647
IV Minority Equity	7, 046, 641	6, 970, 682	-75, 959	-1. 1	8, 185, 267
Total Net Assets	23, 456, 698	11, 427, 723	-12, 028, 975	-51. 3	19, 528, 235
Liabilities, Net Assets Total	145, 651, 985	43, 300, 638	-102, 351, 347	-70. 3	146, 279, 143

(2) Condensed Consolidate Profit and Loss Statement

(Unit: ¥thousands/%)

Item	Previous Corresponding Quarter End of 3Q 2006	Current Quarter End of 3Q 2007	Change		(Reference) Fiscal Year Ended 12/2006
	Amount	Amount	Amount	% Change	Amount
I Operating Revenue	35,940,744	37,714,740	1,773,996	4.9	50,842,428
II Business Expenses	10,188,320	11,244,618	1,056,297	10.4	13,594,374
III Sales General & Administrative Expenses	23,205,686	36,239,399	13,033,712	56.2	32,976,439
Operating Profit	2,546,736	-9,769,277	-12,316,014	-483.6	4,271,614
IV Non Operating Revenue	236,889	179,656	-57,233	-24.2	325,345
1. Interest and dividends received	6,106	48,154	42,047	688.6	12,762
2. Commissions received	45,801	2,941	-42,859	-93.6	43,867
3. Bad debt recovered	391	357	-34	-8.9	421
4. Profit on investment partnership	108,744	30,019	-78,724	-72.4	127,822
5. Profit on currency exchange	—	—	—	—	77,863
6. Gain on reversal of allowance for doubtful debts	—	11,822	11,822	—	—
7. Other	75,845	86,361	10,516	13.9	62,608
V Non Operating Expenses	380,768	697,247	316,478	83.1	604,823
1. Interest paid	159,139	420,149	261,009	164.0	267,921
2. Stock issuance costs	2,149	39,650	37,500	1744.4	38,032
3. Bond issuance costs	5,000	3,157	-1,842	-36.8	10,000
4. Foreign exchange loss	2,535	26,315	23,780	938.1	—
5. Commissions paid	182,107	148,305	-33,801	-18.6	226,150
6. Other	29,836	59,668	29,831	100.0	62,718
Ordinary Profit	2,402,857	-10,286,868	-12,689,726	-528.1	3,992,136
VI Extraordinary Profit	2,849,169	4,967,978	2,118,809	74.4	3,110,980
1. Gain on previous term profit and loss adjustment	20,069	—	-20,069	—	25,156
2. Gain on sale of fixed assets	—	—	—	—	183
3. Gain on sale of investments in securities	2,154,926	1,311,837	-843,089	-39.1	2,159,445
4. Gain on sale of shares in affiliated companies	343,987	3,652,230	3,308,243	961.7	343,987
5. Gain on change in equity investees	303,525	1,651	-301,874	-99.5	544,874
6. Gain on reversal of allowance for doubtful debts	20,475	2,259	-18,215	-89.0	20,499
7. Other	6,185	—	-6,185	—	16,834
VII Extraordinary Loss	2,357,663	6,641,159	4,283,496	181.7	16,017,501
1. Loss on previous term profit and loss adjustment	41,987	—	-41,987	—	—
2. Loss on sale of fixed assets	—	—	—	—	58
3. Loss on retirement of fixed assets	49,910	41,397	-8,512	-17.1	62,767
4. Loss on evaluation of investments in securities	34,530	599,943	565,413	1637.4	34,530
5. Loss on sale of investments in securities	499,067	—	-499,067	—	499,628
6. Loss on evaluation of affiliated company stock	25,000	29,999	4,999	20.0	37,448
7. Loss on sale of stock in affiliated company	1,100	—	-1,100	—	1,100
8. Shrinkage	78,347	5,936,053	5,857,705	7476.5	4,751,331
9. Loss on change in equity investees	20,777	14,890	-5,886	-28.3	315,011
10. Penalty for breaking a lease	256,598	—	-256,598	—	255,671
11. Business liquidation loss	1,993	—	-1,993	—	55,776
12. Interest repayment loss related expenses	1,050,680	—	-1,050,680	—	8,217,497
13. One-time depreciation of advance payment	278,929	—	-278,929	—	278,929
14. Loss on amortization of accrued interest	—	—	—	—	1,442,741
15. Addition to securities transaction liability reserve	—	13,216	13,216	—	16,152
16. Other	18,740	5,658	-13,082	-69.8	48,855
Net Profit or Loss before Adjustment for Tax etc.(-)	2,894,363	-11,960,049	-14,854,413	-513.2	-8,914,384
Corporate, Municipal and Enterprise Taxes	1,123,372	1,880,306	756,933	67.4	2,089,813
Adjustment for Corporate Tax etc.	832,286	-936,068	-1,768,355	-212.5	512,475
Minority Equity Profits	404,938	-881,681	-1,286,620	-317.7	583,102
Net Profit or Net Loss (-)	533,765	-12,022,604	-12,556,370	-2352.4	-12,099,776

(3) Statement of Changes in Consolidated Shareholders' Equity etc.
Current Quarter (01.01.2007 – 30.09.2007)

(Unit: ¥thousands)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Earned Surplus	Treasury Stock	Total Shareholders' Equity
Balance on 12.31.2006	7, 148, 299	9, 188, 342	-5, 006, 591	-208	11, 329, 842
Change in the current consolidated accounting period					
Issue of new stock	2, 503, 458	2, 496, 542			5, 000, 000
Transfer from capital surplus to earned surplus		-373, 206	373, 206		–
Net loss (-)			-12, 022, 604		-12, 022, 604
Acquisition of treasury stock				-119	-119
Increase in earned surplus due to increase in consolidated subsidiaries			28, 362		28, 362
Increase in earned surplus due to decrease in consolidated subsidiaries			107, 071		107, 071
Change in items other than shareholders' equity in the current consolidated accounting period (net amount)					–
Total amount of change in this consolidated accounting period	2, 503, 458	2, 123, 336	-11, 513, 964	-119	-6, 887, 289
Balance on 09.30.2007	9, 651, 757	11, 311, 678	-16, 520, 555	-327	4, 442, 552

	Gaps in Appraisals, Conversions, etc				Equity Warrants	Minority Equity	Total Net Assets
	Other Other Gaps in Appraisals of Securities	Hedging Profit/Loss Carried Forward	Currency Exchange Adjustment Account	Total Gap in Appraisals, Conversions etc.			
Balance on 12.31.2006	4, 559	13, 351	-38, 432	-20, 522	33, 647	8, 185, 267	19, 528, 235
Change in the current consolidated accounting period							
Issue of new stock							5, 000, 000
Transfer from capital surplus to earned surplus							–
Net loss (-)							-12, 022, 604
Acquisition of treasury stock							-119
Increase in earned surplus due to increase in consolidated subsidiaries							28, 362
Increase in earned surplus due to decrease in consolidated subsidiaries							107, 071
Change in items other than shareholders' equity in the current consolidated accounting period (net amount)	20, 789	-8, 667	22, 887	35, 009	-33, 647	-1, 214, 584	-1, 213, 223
Total amount of change in this consolidated accounting period	20, 789	-8, 667	22, 887	35, 009	-33, 647	-1, 214, 584	-8, 100, 512
Balance on 09.30.2007	25, 348	4, 684	-15, 545	14, 487	–	6, 970, 682	11, 427, 723

(4) Condensed Consolidated Quarterly Cash Flow Statement

(Unit: ¥thousands)

	Previous Corresponding Quarter End of 3Q 2006	Current Quarter End of 3Q 2007	(Reference) Fiscal Year Ended 12/ 2006
Category	Amount (¥thousands)	Amount (¥thousands)	Amount (¥thousands)
I Cash Flow from Operating Activities			
Interim net profit/loss before adjustments for tax etc. (current term)	2,894,363	-11,960,049	-8,914,384
Depreciation expenses	1,020,320	1,067,716	1,402,780
Shrinkage	78,347	5,936,053	4,751,331
Amortization of consolidated adjustments account	1,080,972	—	—
Amortization of goodwill (new)	—	1,440,082	1,754,477
Change in allowance for doubtful debts	-72,261	6,108,540	3,494,406
Change in allowance for bonuses	91,772	32,249	-34,861
Change in retirement benefits reserve	-69,728	-4,574	20,072
Increase in interest repayment reserve	1,107,600	6,193,600	3,063,000
Gain on sale of investments in securities	-2,154,926	-1,311,837	-2,159,445
Gain on sale of stock in affiliated companies	-343,987	-3,651,205	-343,987
Gain on transfer of goodwill	-6,185	—	-6,185
Interest and dividends received	-6,106	-48,154	-12,762
Interest paid	159,139	420,149	267,921
Foreign exchange gain or loss	—	-2,923	-17,866
Stock issuance costs	2,149	—	38,032
Stock issuance costs	—	39,650	—
Bond issue costs	—	3,157	10,000
Loss on sale of investments in securities	—	—	499,628
Loss on appraisal of investments in securities	34,530	599,944	34,530
Loss on appraisal of stock in affiliated companies	25,000	29,999	37,448
Loss on retirement of fixed assets	49,910	41,102	62,767
Loss on sale of fixed assets	—	—	58
Gain on sale of fixed assets	—	—	-183
Loss from change of equity investees	20,777	14,890	315,011
Gain from change of equity investees	-303,525	-1,651	-544,874
Increase in operating loans	1,558,720	7,181,828	2,973,207
Increase in securities deposits received	1,277,706	769,038	1,527,510
Increase in segregated trust account	-4,902,000	-5,450,000	-5,352,000
Increase in security deposits	3,410,416	7,085,973	4,178,570
Change in business investments in securities	—	-87,107	-538,368
Change in accounts receivable	-143,251	237,355	-397,305
Change in inventory assets	-25,248	-63,734	728
Other change in assets	-1,363,343	-4,214,028	150,296
Decrease in purchase debts	-1,199,192	-826,231	-482,841
Other increases in liabilities	1,719,303	1,205,502	2,159,270
Directors bonuses paid	-69,252	—	-69,252
Sub total	3,872,023	10,785,337	7,866,732

	Previous Corresponding Quarter End of 3Q 2006	Current Quarter End of 3Q 2007	(Reference) Fiscal Year Ended 12/ 2006
Category	Amount (¥thousands)	Amount (¥thousands)	Amount (¥thousands)
Interest and dividends received	5, 157	50, 144	4, 873
Interest paid	-147, 559	-437, 241	-208, 023
Corporate tax etc. paid	-2, 939, 928	-2, 204, 049	-3, 118, 809
Cash Flow from Operating Activities	789, 692	8, 194, 191	4, 544, 773
II Cash Flow from Investing Activities			
Revenue accrued on return of fixed deposit	920, 000	20, 000	1, 045, 207
Expenditure on acquisition of tangible fixed assets	-410, 477	-305, 842	-446, 228
Revenue accrued on sale of tangible fixed assets	339, 981	3, 700	343, 546
Expenditure on acquisition of intangible fixed assets	-1, 228, 935	-901, 445	-1, 997, 012
Revenue accrued on sale of intangible fixed assets	—	—	1, 018
Expenditure on acquisition of securities	—	-59, 970	-995, 206
Expenditure on acquisition of investments in securities	-2, 278, 543	-1, 004, 972	-1, 767, 220
Revenue accrued on sale of investments in securities	3, 173, 857	6, 318, 871	3, 161, 591
Revenue accrued on redemption of investments in securities	50, 000	22, 006	50, 000
Expenditure on acquisition of subsidiary stock	-108, 421	-7, 711, 168	-416, 421
Revenue accrued on sale of subsidiary stock	361, 055	1, 055, 290	361, 055
Expenditure on an anonymous investment partnership with an affiliated company	-2, 900, 000	—	-2, 900, 000
Expenditure on the acquisition of subsidiary stock arising from change in scope of consolidation	-3, 253, 448	—	-350, 605
Expenditure on loans	-4, 200	-7, 060, 720	-15, 063
Revenue accrued on collection of loans	111, 920	2, 324, 984	433, 256
Revenue accrued on other investment activities	284, 483	77, 360	312, 405
Expenditure on other investment activities	-198, 840	-90, 415	-221, 010
Cash Flow from Investing Activities	-5, 141, 568	-7, 312, 321	-3, 400, 688

	Previous Corresponding Quarter End of 3Q 2006	Current Quarter End of 3Q 2007	(Reference) Fiscal Year Ended 12/ 2006
Category	Amount (¥thousands)	Amount (¥thousands)	Amount (¥thousands)
III Cash Flow from Financing Activities			
Revenue accrued on short-term loans	35, 302, 304	20, 450, 000	69, 266, 068
Expenditure on repayment of short term loans	-16, 808, 130	-38, 482, 096	-46, 484, 166
Revenue accrued on long term loans	19, 851, 700	950, 000	20, 597, 536
Expenditure on repayment of long term loans	-11, 053, 904	-10, 906, 056	-16, 323, 849
Revenue accrued on issue of stock	—	4, 969, 149	7, 626, 208
Revenue accrued on issue of bonds	1, 000, 000	5, 096, 842	1, 990, 000
Expenditure on redemption of bonds	-31, 075, 000	-75, 000	-32, 150, 000
Income from investment partnership	1, 470, 000	—	1, 470, 000
Expenditure on stock issue for minority shareholders	468, 541	66, 820	2, 497, 858
Expenditure on the sale and acquisition of treasury stock	31, 685	-119	31, 685
Payment of dividends	-321, 274	-3, 521	-365, 405
Payment of dividends to minority shareholders	-135, 965	-183, 382	-160, 626
Cash Flow from Financing Activities	-1, 270, 043	-18, 117, 364	7, 995, 309
IV Effect of Exchange Rate on Cash and Equivalents	4, 510	12, 433	21, 542
V Increase in Cash and Equivalents	-5, 617, 408	-17, 223, 059	9, 160, 937
VI Balance of Cash and Equivalents at the Beginning of Term	23, 202, 882	33, 180, 245	23, 202, 882
VII Increase in Cash and Equivalents following Increase in Consolidated Subsidiaries	4, 635, 872	30, 609	738, 786
VIII Increase in Cash and Equivalents following Merger	77, 770	—	77, 639
IX Balance of Cash and Equivalents at the End of the Term	22, 299, 117	15, 987, 796	33, 180, 245

(5) Segment Information

Information presented by business segment

Previous Corresponding Quarter (FY2006 End of 3Q)

(Unit: ¥thousands)

Item	Internet Use Support (Infrastructure)	Internet Advertising Support (Media)	Internet Finance	Total	Intercompany transaction adjustment or all companies	Consolidated
Sales	12,392,340	8,905,706	14,881,873	36,179,920	(239,176)	35,940,744
Operating Expenses	10,372,145	8,568,662	14,801,326	33,742,134	(348,126)	33,394,007
Operating Profit	2,020,195	337,044	80,547	2,437,786	(108,950)	2,546,736

Current Quarter (FY2007 End of 3Q)

(Unit: ¥thousands)

Item	Internet Use Support (Infrastructure)	Internet Advertising Support (Media)	Internet Finance	Total	Intercompany transaction adjustment or all companies	Consolidated
Sales	13,980,895	9,811,217	14,163,342	37,955,454	(240,714)	37,714,740
Operating Expenses	12,219,982	9,015,283	26,528,626	47,763,891	(279,873)	47,484,018
Operating Profit	1,760,912	795,934	-12,365,284	-9,808,436	(39,159)	-9,769,277

(Reference) Previous Term (Term ended December 2006)

(Unit: ¥thousands)

Item	Internet Use Support (Infrastructure)	Internet Advertising Support (Media)	Internet Finance	Total	Intercompany transaction adjustment or all companies	Consolidated
Sales	16,860,212	12,293,670	22,102,434	51,256,317	(413,888)	50,842,428
Operating Expenses	14,168,889	11,756,239	21,225,347	47,150,477	(579,662)	46,570,814
Operating Profit	2,691,322	537,430	877,086	4,105,839	165,774	4,271,614

Significant Items Concerning the Accounting Basis of the Consolidated Financial Statement

1. Items concerning the scope of the consolidation

(1) Number of consolidated subsidiaries: 33

Major consolidated subsidiaries:
Magclick, Inc. GMO Hosting & Security, Inc. GMO Payment Gateway, Inc.
Following the sale of all stock held in former consolidated subsidiaries GMO Internet Securities Inc. and 18 companies operating in the loans and credit business including GMO LOAN-CREDIT HOLDINGS Inc. (now NC LOAN-CREDIT HOLDINGS) and GMO NetCard Inc. (now NetCard, Inc.), the group's holdings in the companies have been reduced and as a result they have been excluded from the consolidation. These companies are only represented in the profit and loss statements and cash flow statements for the first half of the current fiscal year.

(2) Number of non-consolidated subsidiaries: 19

Major non-consolidated subsidiaries:
Patent Incubation Capital, Inc.
Non-consolidated subsidiaries are all small-scale companies. None of the companies' consolidated total assets, sales, consolidated net profit and loss (relevant to our holdings) or earned surpluses (relevant to our holdings) have any significant impact on the consolidated financial statements.

2. Items concerning equity method affiliates

The company has no equity method affiliates
The equity method is no longer applied to the 19 non-consolidated subsidiaries and 2 affiliated companies (Humeia Registry, Inc. and Hit, Inc.) as the impact of each company's net profit (relevant to our holdings), and earned surplus (relevant to our holdings) is minor and they are not significant to the group as a whole.

3. Items concerning the closing date of the third quarter in consolidated subsidiaries

Companies that close the third quarter on June 30
GMO Payment Gateway Inc.
Companies that close the third quarter on December 31
Epsilon Inc.
Companies that close the third quarter on February 28
GMO VenturePartners Investment Limited Partnership, Blog Business Fund Investment Limited Partnership

Consolidated financial statements are prepared based on the provisional financial statements of GMO Payment Gateway, Inc. and Epsilon, Inc. at the close of the term and provisional statement prepared on August 31 by GMO VenturePartners Investment Limited Partnership and Blog Business Fund Investment Limited Partnership.
The consolidated statements will be adjusted as necessary to reflect any significant transactions that occur between these dates and the consolidated closing date.

4. Items concerning accounting standards

(1) Method and standards for the evaluation of assets

(i) Securities

Bonds held to maturity
Amortized cost (straight-line) method
Other securities
Securities with a market value: stated at actual market value on the closing day of the quarter. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of stockholders' equity. The cost of securities sold is determined by the moving average method.
Securities with no market value: Stated at cost determined by the moving average method.

(ii) Derivatives transactions

Valuation on derivative transactions is at current market value

(iii) Inventory Assets

Products: Stated at cost determined by the moving average method.
Products in progress: Stated at cost determined by the identified cost method.
Inventory: Stated at cost determined by the gross average method.

(2) Depreciation of major depreciable assets

(i) Tangible fixed assets

(A) Assets acquired prior to March 31, 2007

Former fixed rate method

(B) Assets acquired after April 1, 2007

Fixed rate method. The useful life of fixed assets is generally defined as below.

Buildings: 8-50 years   Tools and Equipment: 2-20 years

(ii) Intangible fixed assets

Intangible fixed assets are amortized using the straight line method. Computer software used by the company is amortized using the straight line method over an estimated useful life of five years.

(3) Significant deferred assets

New stock issuance costs: Stated as the full amount of the expense at the time of spending
New bond issuance costs: Stated as the full amount of the expense at the time of spending

(4) The calculation of significant reserves

(i) Allowance for doubtful debt

The allowance for doubtful debt is a provision against loss resulting from bad debt occurring on loans sold. The allowance for general loans is calculated using a loan loss ratio. In cases where it is deemed that there is a high risk of default or in other specified circumstances, the loan is individually evaluated and the amount considered unlikely to be redeemed is reserved.

(ii) Allowance for bonuses

The company follows the Japanese practice of paying bonuses to employees, generally twice a year. The current portion of the expected bonus payment is reserved to provide for employee bonuses.

(iii) Allowance for director bonuses

An amount is reserved for the payment of bonuses to directors based on salaries to be paid.

(iv) Allowance for retirement bonus

The current portion of the projected amount to be paid during the term is reserved to provide for employee retirement bonuses.

(5) Handling of lease transactions

Financing and lease transactions, other than those recognized as transferring property rights of a rental property to a lessee, are accounted for in the same manner as operating leases.

(6) Hedge Accounting Method

(i) Hedge Accounting Method

When conditions for appropriation treatment are met appropriation treatment is used for foreign exchange contracts and currency swaps.

(ii) Hedging Instruments and Hedged Items

Hedging Instruments	Hedged Items
Foreign exchange contracts	Foreign currency transactions
Currency Swaps	Foreign currency debt

(iii) Hedge Policy

We trade currency and conduct currency swaps to minimize risk caused by exchange rate fluctuations. Individual contracts are drawn for each hedge item.

(vi) Method of Evaluating Hedge Effectiveness

The company evaluates hedge effectiveness by assessing the hedge transaction conditions and the amount of debt or credit on each derivative transaction and hedge item.

(7) Other Significant Items Relating to the Preparation of the Consolidated Financial Statement

Consumption tax is separately accounted for by excluding it from each transaction amount. However the tax included method is employed in some cases. Consumption tax not covered by the subtraction that occurs on fixed assets are stated as long term advanced payments and are amortized over 5 years. Other items stated as expenses in the fiscal year they occurred.

5. Evaluation of assets and liabilities in consolidated subsidiaries

Assets and liabilities in consolidated subsidiaries are evaluated based on their full market value.

6. Amortization of goodwill and negative goodwill

5 year equal amortization. 1 time amortization on small amounts at the time they occur

7. Scope of the Consolidated Cash Flow Statement

Funds (cash and equivalents) stated in the consolidated cash flow statements are cash on hand, deposits that can be drawn on as needed and short term investments that can be readily converted, bear minimal price fluctuation risk and whose date of maturity falls within 3 months of the date of acquisition.

6. Condensed Financial Statements etc. [Unaudited]

(1) Condensed Balance Sheet

(Unit: ¥thousands)

Item	Previous Corresponding Quarter 09.30.2006	Current Quarter 09.30.2007	Change		(Reference) Fiscal Year Ended 12/2006
	Amount	Amount	Amount	% Change	Amount
(Assets)					
I Current Assets					
1. Cash and deposits	5,411,036	5,918,383	507,346	9.4	7,569,951
2. Accounts receivable - trade	1,298,274	1,289,410	-8,864	-0.7	1,369,230
3. Inventory assets	26,776	22,181	-4,595	-17.2	14,214
4. Short term loans receivable	5,004,035	8,036,877	3,032,841	60.6	6,786,943
5. Accrued income	65,579	3,339,223	3,273,644	4991.9	39,620
6. Deferred tax asset	373,756	370,113	-3,642	-1.0	266,079
7. Other	529,556	391,193	-138,362	-26.1	420,026
Allowance for doubtful debts	-614,879	-593,286	21,592	-3.5	-615,479
Total Current Assets	12,094,135	18,774,096	6,679,960	55.2	15,850,586
II Fixed Assets					
1. Tangible fixed assets					
(1) Buildings	70,155	65,002	-5,153	-7.3	68,935
(2) Tools and equipment	67,492	40,964	-26,528	-39.3	59,954
(3) Other	509	1,383	873	171.5	478
Total tangible fixed assets	138,157	107,350	-30,807	-22.3	129,369
2. Intangible fixed assets					
(1) Goodwill (new)	246,545	136,969	-109,575	-44.4	219,151
(2) Software	65,892	179,170	113,278	171.9	79,554
(3) Nominal account for software	128,953	32,519	-96,433	-74.8	133,842
(4) Telephone subscription rights	12,381	12,381	—	—	12,381
(5) Other	9,924	7,403	-2,521	-25.4	9,291
Total intangible fixed assets	463,697	368,445	-95,251	-20.5	454,221
3. Investments and other assets					
(1) Investments in securities	5,045,412	1,052,747	-3,992,665	-79.1	5,076,142
(2) Stock in affiliated companies	31,397,217	4,421,673	-26,975,544	-85.9	32,069,558
(3) Long term loans receivable	998,632	101,324	-897,307	-89.9	154,477
(4) Security deposit	485,741	507,360	21,619	4.5	486,000
(5) Deferred tax asset	197,153	2,026,041	1,828,888	927.6	202,587
(6) Other	574,568	71,331	-503,236	-87.6	574,526
(7) Allowance for doubtful debts	-4,600	-2,200	2,400	-52.2	-4,000
(8) Allowance for investment losses	-158,241	-158,241	—	—	-158,241
Total investments and other assets	38,535,885	8,020,037	-30,515,847	-79.2	38,401,053
Total Fixed Assets	39,137,740	8,495,833	-30,641,907	-78.3	38,984,643
Total Assets	51,231,876	27,269,929	-23,961,946	-46.8	54,835,230

Item	Frevious Corresponding Quarter 09 30.2006	Current Quarter 09.30.2007	Change		(Reference) Fiscal Year Ended 12/2006
	Amount	Amount	Amount	% Change	Amount
(Liabilities)					
I Current Liabilities					
1. Short term debt	22, 397, 332	11, 684, 802	-10, 712, 529	-47. 8	24, 497, 332
2. Accrued amount payable	1, 170, 922	1, 097, 640	-73, 281	-6. 3	1, 043, 902
3. Accrued expenses	61, 459	57, 576	-3, 882	-6. 3	123, 687
4. Accrued corporate taxes etc.	21, 157	31, 624	10, 466	49. 5	-
5. Advanced payments received	232, 080	253, 943	21, 863	9. 4	241, 601
6. Allowance for bonuses	26, 588	24, 397	-2, 191	-8. 2	11, 093
7. Deposit received	3, 348, 197	2, 235, 770	-1, 112, 426	-33. 2	3, 041, 880
8. Other	94, 227	83, 794	-10, 432	-11. 1	105, 563
Total Current Liabilities	27, 351, 964	15, 469, 550	-11, 882, 414	-43. 4	29, 065, 059
II Fixed Liabilities					
1. Bonds	1, 000, 000	1, 000, 000	—	—	1, 000, 000
2. Convertible bonds with equity warrants	—	5, 000, 000	5, 000, 000	—	—
3. Security deposit received	134, 159	168, 829	34, 670	25. 8	132, 558
4. Long term debt	8, 636, 002	4, 358, 670	-4, 277, 332	-49. 5	8, 636, 002
Total Fixed Liabilities	9, 770, 161	10, 527, 499	757, 338	7. 8	9, 768, 560
Total Liabilities	37, 122, 125	25, 997, 050	-11, 125, 075	-30. 0	38, 833, 620
(Net Assets)					
I Shareholders' Equity					
1. Capital stock	3, 328, 299	9, 651, 757	6, 323, 458	190. 0	7, 148, 299
2. Capital surplus					
(1) Capital reserve	5, 255, 600	11, 311, 678	6, 056, 077	115. 2	9, 065, 600
(2) Other capital surplus	122, 741	—	-122, 741	—	122, 741
Total Capital Surplus	5, 378, 342	11, 311, 678	5, 933, 336	110. 3	9, 188, 342
3. Earned surplus					
(1) Earned reserve	13, 600	—	-13, 600	—	13, 600
(2) Other earned surplus					
Special reserve	700, 000	—	-700, 000	—	700, 000
Earned surplus carried forward	4, 670, 886	-19, 702, 776	-24, 373, 662	-521. 8	-1, 086, 806
Total Earned Surplus	5, 384, 486	-19, 702, 776	-25, 087, 262	-465. 9	-373, 206
4. Treasury stock	-208	-327	-119	57. 4	-208
Total Shareholders' Equity	14, 090, 919	1, 260, 331	-12, 830, 587	-91. 1	15, 963, 226
II Gaps in Appraisals, Conversions, etc.					
1. Other gaps in appraisal of securities	5, 174	7, 810	2, 635	50. 9	25, 032
2. Hedging profit/loss carried forward	13, 655	4, 736	-8, 919	-65. 3	13, 351
Total gap in appraisals, conversions etc.	18, 830	12, 547	-6, 283	-33. 4	38, 383
Total Net Assets	14, 109, 750	1, 272, 879	-12, 836, 871	-91. 0	16, 001, 610
Liabilities, Net Assets Total	51, 231, 876	27, 269, 929	-23, 961, 946	-46. 8	54, 835, 230

(2) Condensed Profit and Loss Statement

(Unit: ¥thousands/%)

Item	Previous Corresponding Quarter 09.30.2006	Current Quarter End of 3Q 09.30.2007	Change		(Reference) Fiscal Year Ended 12/2006
	Amount	Amount	Amount	% Change	Amount
I Operating Revenue	8,987,453	9,661,426	673,972	7.5	12,133,675
II Business Expenses	5,665,353	6,331,411	666,057	11.8	7,700,463
III Sales General & Administrative Expenses	2,441,092	2,284,420	-156,672	-6.4	3,245,142
Operating Profit	881,007	1,045,594	164,587	18.7	1,188,069
IV Non Operating Revenue	1,076,095	422,663	-653,432	-60.7	1,217,308
V Non Operating Expenses	350,919	616,130	265,210	75.6	537,985
Ordinary Profit	1,606,183	852,127	-754,055	-46.9	1,867,392
VI Extraordinary Profit	2,173,796	4,387,571	2,213,775	101.8	2,173,796
VII Extraordinary Loss	927,851	26,848,837	25,920,986	2793.7	6,789,808
Net profit/loss before adjustments for tax etc. (current term)	2,852,127	-21,609,138	-24,461,266	-857.6	-2,748,619
Corporate, Municipal and Enterprise Taxes	9,895	3,399	-6,496	-65.6	78,013
Adjustment for Corporate Tax etc.	976,530	-1,909,762	-2,886,293	-295.6	1,065,359
Net Profit or Net Loss in the Current Quarter	1,865,700	-19,702,776	-21,568,476	-1156.1	-3,891,992

(3) Statement of Changes in Shareholders' Equity etc.

Current Fiscal Term (01.01.2007 to 09.30.2007)

	Shareholders' Equity			
	Capital Stock	Capital Surplus		
		Capital Reserve	Other Capital Surplus	Total Capital Surplus
Balance on 12.31.06 (¥thousands)	7, 148, 299	9, 065, 600	122, 741	9, 188, 342
Amount of change in the fiscal term				
New stock issued (third party allocation) (¥thousands)	2, 503, 458	2, 496, 542		2, 496, 542
Reduction of earned reserve (¥thousands)				
Reduction of capital reserve (¥thousands)		-250, 464	250, 464	—
Reduction due to loss replenishment (¥thousands)			-373, 206	-373, 206
Net loss (¥thousands)				
Acquisition of treasury stock				
Total amount of change in the fiscal term (¥thousands)	2, 503, 458	2, 246, 077	-122, 741	2, 123, 336
Balance on 09.30.07 (¥thousands)	9, 651, 757	11, 311, 678	—	11, 311, 678

	Shareholders' Equity					
	Earned Surplus				Treasury Stock	Total Shareholders' Equity
	Earned Reserve	Other Earned Surplus		Total Earned Surplus		
		Special Reserve	Earned Surplus Carried Forward			
Balance on 12.31.06 (¥thousands)	13, 600	700, 000	-1, 086, 806	-373, 206	-208	15, 963, 226
Amount of change in the fiscal term						
New stock issued (third party allocation) (¥thousands)						5, 000, 000
Reduction of earned reserve (¥thousands)	-13, 600		13, 600			—
Reduction of capital reserve (¥thousands)						—
Reduction due to loss replenishment (¥thousands)		-700, 000	1, 073, 206	373, 206		—
Net loss (¥thousands)			-19, 702, 776	-19, 702, 776		-19, 702, 776
Acquisition of treasury stock					-119	-119
Total amount of change in the fiscal term (¥thousands)	-13, 600	-700, 000	-18, 615, 969	-19, 326, 569		-14, 702, 894
Balance on 09.30.07 (¥thousands)	—	—	-19, 702, 776	-19, 702, 776	-327	1, 260, 331

	Gaps in Appraisals, Conversions, etc			Total Net Assets
	Other Other Gaps in Appraisals of Securities	Hedging Profit/Loss Carried Forward	Total gap in appraisals, conversions etc.	
Balance on 12.31.06 (¥thousands)	25, 032	13, 351	38, 383	16, 001, 610
Amount of change in the fiscal term				
New stock issued (third party allocation) (¥thousands)				5, 000, 000
Reduction of Earned Reserve (¥thousands)				—
Reduction of Capital Reserve (¥thousands)				—
Reduction due to Loss Replenishment (¥thousands)				—
Net loss (¥thousands)				-19, 702, 776
Acquisition of Treasury Stock				-119
Change in items other than Shareholders' Equity in the term (net amount) (¥thousands)	-17, 221	-8, 614	-25, 836	-25, 836
Total amount of change in the fiscal term (¥thousands)	-17, 221	-8, 614	-25, 836	-14, 728, 731
Balance on 09.30.07 (¥thousands)	7, 810	4, 736	12, 547	1, 272, 879

December 10, 2007

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp

Revision to Results Forecast for the Fiscal Year Ending December 2007

The following revision has been made to the results forecast released on August 13, 2007 in the statement *Revision to Results Forecast and Dividends for the Fiscal Year Ending December 2007.*

1. Consolidated Results Forecast (01.01.2007 – 12.31.2007)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (August 13, 2007)	(¥millions) 46,500	(¥millions) -8,600	(¥millions) -9,300	(¥millions) -13,000
New Forecast (b)	46,500	-8,600	-9,300	-18,633
Amount of Change (b-a)	0	0	0	-5,633
Percentage Change	−%	−%	−%	−%
(Reference) Actual Results in the Previous Term (Fiscal Year Ended 12/2006)	50,842	4,271	3,992	-12,099

2. Non-Consolidated Results Forecast (01.01.2007 – 12.31.2007)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (August 13, 2007)	(¥millions) 13,000	(¥millions) 1,230	(¥millions) 950	(¥millions) -20,800
New Forecast (b)	13,000	1,230	950	-26,433
Amount of Change (b-a)	0	0	0	-5,633
Percentage Change	−%	−%	−%	−%
(Reference) Actual Results in the Previous Term (Fiscal Year Ended 12/2006)	12,133	1,188	1,867	-3,891

3. Reasons for Forecast Revision

As a result of emergency loans for ¥1.6 billion on July 27, 2007 and for ¥3.2 billion on August 2, 2007 taken out to securitize loan assets in subsidiaries of former subsidiary NetCard (formerly GMO NetCard), in addition to GMO Internet acting as a joint guarantor on NetCard loans, the company now has a repayment liability of ¥833.8 million for repayments made on behalf of NetCard. We have been in continued negotiation in regard to these loans and we will continue to explore every possible means of recovering the debt. However despite continued efforts, the due date has now passed and the amount has not been recovered, no fixed schedule has been set for repayment, and we are experiencing difficulty with the disposal of security. In consideration of these and other factors we have made a conservative allocation of ¥5.6338 billion to the allowance for doubtful debt. Following this move we have revised our results forecast as above.

There are no NetCard (formerly GMO NetCard) loans or debt guarantee beyond those listed above.

These forecasts are based on information available at the time of release and include factors that are largely indeterminable. Actual results may vary from the projected figures as a result of changes in business conditions.

4. Strengthening of Shareholders' Equity

Shareholders' Equity will be harmed by the allocation to the allowance for doubtful debts, however we are now looking into measures for strengthening our financial base and these will be made public as soon as they have been decided.

December 12, 2007

For Immediate Release

Company Name:	GMO Internet Inc. (the "Company")
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatosi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555 (Switchboard)
URL:	http://www.gmo.jp

Notice regarding Offering for Subscription of Stock to be Issued in Allocation of Shares to Third Parties

This notice is to inform you that the Board of Directors meeting of the Company held on December 12, 2007, adopted a resolution to offer for subscription of stock to be issued in allocation of shares to third parties, as set forth below.

1. Purpose of offering for subscription of stock to be issued in allocation of shares to third parties

The Company has a ¥1.6 billion loan receivable extended on July 27, 2007 and a ¥3.2 billion loan receivable extended on August 2, 2007 to its former subsidiary NetCard (formerly GMO NetCard), both of which were emergency loans and taken out to securitize loan assets in NetCard's subsidiaries, and also has a ¥833.8 million guarantor's right as a result of its repayment made on behalf of NetCard in the capacity of a joint guarantor on NetCard loans. We have been earnestly in continued negotiation in regard to these credits, and we will continue to explore every possible means of collecting these credits. However, although the due date has already passed, any amount has not been repaid, and no fixed schedule has been set for repayment, and we are experiencing difficulty with the disposal of security. In consideration of these and other factors, we have made a conservative allocation of ¥5.633.8 billion to the allowance for doubtful debt, which results in extraordinary expense. This adversely affected the shareholders' equity, and, as a result, the Company has deemed it necessary to strengthen its capital by the end of December 2007.

The Company also needs to strengthen the shareholders' equity at the earliest possible time, in order to totally eliminate our financial concerns resulting from withdrawal from the loans and credit business, and to further concentrate our management resources on the two business areas, namely, Internet Use Support (Infrastructure) business, and Internet Advertising Support (Media) business.

Accordingly, we have decided to strengthen the shareholders' equity through allocation of shares to third parties by the end of December 2007 where Masatoshi Kumagai, CEO of the Company, and Yahoo Japan Corporation will be the subscribers, in order to promptly eliminate concerns resulting from the withdrawal from the loans and credit business, to strengthen our financial basis in a short period of time and improve our future corporate value, and to build a stable management base in the interest of our shareholders.

The capital increase contributed by CEO Kumagai as subscriber will be in the form of a so-called 'investment in kind' by contribution of certain land and buildings which he owns (the "Real Properties"). Although we at first considered realizing the Real Properties and applying the proceeds thereof to the payment of contribution for the capital increase, we eventually decided, through careful discussions, that the Real Properties have a cash-equivalent value due to the scarcity thereof because of the location, and that the Real Properties per se should be the subjects of the contribution in accordance with law, as it was necessary to determine the subject of the contribution at least two weeks prior to the closing date (Article 201, Paragraphs 3 through 5 of the Companies Act), in order to be able to ensure the completion of strengthening of the shareholders' equity by the end of December 2007. Accordingly, we have decided to accept the Real Properties provided to us by CEO Kumagai, in the form of investment in kind, in order to complete the strengthening of the shareholders' equity at the end of December 2007.

The Companies Act provides that, if property other than money is the subject of the contribution, the Company should determine such effect, and the description and value of such property (Article 199, Paragraph 1, Item 3). In this respect, the Company has obtained both a certificate from certified public accountants and tax accountants, and an appraisal report from a real estate appraiser to the effect that the aforementioned value is appropriate, pursuant to Article 207, Paragraph 9, Item 4 of the said Act, as explained in detail in Section 6 (1) "Calculation Basis, etc. of Issue Price" below.

The Board of Directors of the Company has decided to proceed with the capital increase after careful consideration and discussions, based on the legal advice of Nishimura & Asahi, our legal counsel, that the Company is legally authorized to acquire the Real

Properties by way of investment in kind and that there are no issues in the procedures for the capital increase, as well as based on the aforementioned certificate and the appraisal report which both certify the appropriateness of the value of propriety which is the subject of investment in kind.

As a director having special interest in the proposed investment in kind, CEO Kumagai did not participate in the discussions or voting at the aforementioned Board of Directors meeting at all. The Board of Directors meeting was attended by two of our three corporate auditors (including two outside auditors), Masahiro Muto (full-time corporate auditor) and Keigo Ogura (outside auditor), who stated at the meeting that the aforementioned documents and the process of discussions by the Board were appropriate.

2. Amount and Use of Funds to be Raised

(1) Amount of funds to be raised (Approximate net amount after deduction)

Cash: 1,395,083,000 yen; Real Properties: 4,523,057,000 yen (Please refer to Property Lists (1) and (2) attached)

(2) Specific Use of Funds to be Raised

(i) Allocation of shares to a third party in cash

The approximate amount of 1,395 million yen, which is the total issued amount of 1,400 million yen less the approximate amount of various expenses for the issuance of 4 million yen, will be allocated to the operating fund and the repayment of debt.

(ii) Allocation of shares to a third party by investment in kind

The approximate amount of 4,523 million yen, which is the total issued amount of 4,538 million yen less the approximate amount of various expenses for the issuance of 15 million yen, will be allocated.

The purpose of the investment in kind is not to acquire the Real Properties themselves, but rather to meet the necessity to complete the strengthening of the shareholders' equity by the end of December in 2007, as mentioned in "1. Purpose of Offer of Shares Issued by way of Allocation to a Third Party."

As to the Real Properties, the registration for the transfer thereof from Mr. Masatoshi Kumagai to the Company will be made on December 27, 2007, which is the due date of payment. No mortgage is placed on the Real Properties. In addition, the scarcity value of the Real Properties is high due to its favorable location and other conditions, and the property is presently leased as a commercial building. On the basis of the fact that, with the transfer of ownership, the status as a lesser

under the Lease Agreement will also be transferred to the Company, we will continue the present method of use of the property for the moment after the capital increase, and we will also explore the possibility of realization of the property by way of sales thereof, accordingly, in view of the market trend and other relevant factors. In addition, the amount of the rent (approximately 10 million yen/month) will be allocated to the operating fund.

(3) Time of Investment of Funds Raised

(i) Allocation of shares to a third party in cash
December, 2007

(ii) Allocation of shares to a third party by investment in kind
As-needed basis

(4) Perspective of the Reasonableness of Use of Funds to be Raised

It is expected that the damaged shareholders' equity of the Company for the term ending in December 2007 will certainly be prevented by the capital increase, and the amount of the shareholders' equity will be approximately 1.5 billion yen on a single-body basis, and approximately 4.7 billion yen on the consolidated basis. The capital increase is essential so that the Company can maintain its financial soundness and continue to develop its business.

In addition, the capital increase will eliminate our financial concerns resulting from the withdrawal from the loan and credit business. After the capital increase, we will strengthen our revenue base, and accelerate our development base, by concentrating our management resources on two business areas, namely, Internet Use Support (Infrastructure) business, and Internet Advertising Support (Media) business, and maximizing the use of the strength of these businesses, to further enhance our corporate value.

We believe that the use of the funds is reasonable, because the cash obtained by the capital increase, as well as the cash obtained by the disposition of the Real Properties which are the subject of the capital increase and the rent for a certain period of time will be invested in the above-mentioned businesses, for the purpose of improving our business performance, and consequently increasing the common interest of the shareholders.

3. Result and Condition of the Equity Finance during the Last Three Years

(1) Result of the Last Three Years (Consolidated) (Unit: thousand yen)

Fiscal Term	Ending	Ending	Ending

	December 2004	December 2005	December 2006
Revenue from sales	23,561,986	37,219,808	50,842,428
Operating income	2,804,867	4,352,481	4,271,614
Current profits	2,805,478	4,103,097	3,992,136
Current net profit or current net loss	2,563,068	3,258,953	-12,099,776
Net assets	13,350,626	16,282,890	19,528,235
Total assets	27,896,802	88,057,369	146,279,143
Net asset per share	217.93	262.51	156.79
Current net profit or current net loss per share	44.81	52.68	-194.81
Dividend per share (yen)	10	6	—

(2) Current number of issued shares and potential number of shares (as of June 30, 2007)

Kind	Number of Shares	Ratio to the Number of Issued Shares
Number of issued shares	79,044,008 shares	100%
Number of potential shares at the current convertible value (exercise price)	5,889,200 shares	7.5%
Number of potential shares at the lowest convertible value (exercise price)	—shares	—%
Number of potential shares at the highest convertible value (exercise price)	—shares	—%

(3) Condition of the Equity Finance

- Allocation of shares to a third party (common shares)

Due date of issuance	December 27, 2007
Amount of raised funds	1,395,083 thousand yen (approximate net amount after deduction) (issue price: 277yen)
Number of issued shares at the time of offering	79,044,008 shares

Number of shares issued by the capital increase	5,054,152 shares
Total number of issued shares after the offering	84,098,160 shares
Allottee	Yahoo Japan Corporation

- Allocation of shares to a third party (common shares/ investment in kind)

Due date of issuance	December 27, 2007
Amount of raised fund	4,523,057 thousand yen (approximate net amount after deduction) (issue price: 277yen)
Number of issued shares at the time of offering	79,044,008 shares
Number of shares issued by the capital increase	16,386,281 shares
Total number of issued shares after the offering	95,430,289 shares
Allottee	Masatoshi Kumagai

(4) Condition of Equity Finance during the last three years

- Allocation of shares to a third party

Due date of issuance	December 29, 2006
Amount of raised fund	7,603,260,000 yen (approximate net amount after deduction) (issue price: 763 yen)
Number of issued shares at the time of offering	62,128,378 shares
Initial use of fund	Loan and Investment in subsidiaries
Expected time of payment	December 29, 2006
Current condition of appropriation	The fund was appropriated to the above on December 29, 2006.

- Allocation of shares to a third party

Due date of issuance	June 29, 2007
Amount of raised fund	4,982,476,000 yen (approximate net amount after deduction) (issue price: 723 yen)
Number of issued shares at the time of offering	72,128,378 shares
Initial use of fund	Appropriated to the repayment of debt
Expected time of payment	September 2007

Current condition of appropriation	The fund was appropriated to the above on September 14, 2007.

・The 4th Unsecured Convertible Bond-type Bonds with Share Purchase Warrants

Due date of issuance	June 29, 2007	
Amount of raised fund	5,000,000,000 yen	
Number of issued shares at the time of offering	72,128,378 shares	
Number of potential shares at the time of offering	Number of potential shares at the initial conversion price (849 yen):	5,889,200 shares
Current condition of conversion (Condition of exercise)	Number of converted shares (Number of exercised shares):	0 shares (Amount Outstanding: 5 billion yen, conversion price (exercise price) 849 yen)
Initial use of fund	Allocated to the repayment of debt	
Expected time of payment	September, 2007	
Current condition of appropriation	The fund was appropriated to the above on September 14, 2007.	

(5) Status of latest share price

As of the end of the term ending December 2004 (Closing price as of December 30, 2004)	2,390 yen
As of the end of the term ending December 2005 (Closing price as of December 30, 2005)	2,910 yen
As of the end of the term ending December 2006 (Closing price as of December 29, 2006)	767 yen
Average of the closing prices of the last three months (October 1, 2007 - December 11, 2007)	351 yen

4. Major Shareholders and Percentage (%) of Shares

Before Offering		After Offering	
The Masatoshi Kumagai Office Ltd.	31.12	The Masatoshi Kumagai Office Ltd.	24.48
Masatoshi Kumagai	7.97	Masatoshi Kumagai	22.58
UBS AG London A/C IPB Segregated Client Account	6.05	Yahoo Japan Corporation	5.03

Goldman Sachs International	4.33	UBS AG London A/C IPB Segregated Client Account	4.77
Bayerische Vereinsbank A.G. Customer Account	1.71	Goldman Sachs International	3.41
Chase Manhattan Bank GTS Clients Account Escrow	1.26	Bayerische Vereinsbank A.G. Customer Account	1.35
Shinko Securities Co., Ltd.	1.07	Chase Manhattan Bank GTS Clients Account Escrow	1.00
The Master Trust Bank of Japan, Ltd (Trust Account)	0.87	Shinko Securities Co., Ltd.	0.85
Kaoru Kumagai	0.75	The Master Trust Bank of Japan, Ltd (Trust Account)	0.69
Mellon Bank Treaty Clients Omnibus	0.75	Kaoru Kumagai	0.60

5. Forecast on the Impact to the "Results"

This new stock issuance is intended to strengthen the financial base, and there is no revision to the results forecast of the consolidated results and non-consolidated results for the year ending in December 2007, disclosed on December 10, 2007.

6. Reasonability of the Terms of Issuance, etc.

(1) Calculation Basis, etc. of Issue Price

(i) Issue price per share

(a) Allocation of shares to a third party by cash

In consideration of the public announcement of the allocation of the allowance for doubtful debt for the full amount of receivables to NetCard on December 10, 2007, and as a result of the repetition of careful and serious mutual consultation with the allottee, the Issue Price was determined to be the closing price (277 yen) of the Company's common stock of the Tokyo Stock Exchange on December 11, 2007, which is the day immediately preceding the resolution at the Board of Directors meeting on the increase in capital (without discounts).

(b) Allocation of shares to a third party by contribution in kind

Issue price was determined to be (277 yen) in the same manner as (a) above.

(ii) Price of Real Properties

The Company has taken measures to secure the fairness of issue price and the measures to avoid conflicts of interest.

Under the Corporation Act, it is stipulated that, in principle, the investigation of the value of the properties by the inspector appointed by the court is necessary in the event of the issuance of shares for subscription with the properties other than monies being the subject of the contribution. However, as an exception, it is stipulated that this investigation by the inspector will be unnecessary in cases where the verification of professionals (in the case of real properties, (a) an attorney-at-law, an incorporated law firm, a certified public accountant, an incorporated accounting firm, a tax accountant or an incorporated tax accounting firm, and (b) an appraisal by a real property appraiser) are obtained with respect to the appropriateness of the value of the properties above (Article 207, paragraph 9, item 4 of the Corporation Act).

The Company determined the value of the Real Properties after obtaining the verification of professionals and an appraisal report by a real property appraiser pursuant to the provision of the Companies Act above as follows:

(a) Request for the Verification of the Professionals and for the Verification and an Appraisal by a Real Property Appraiser

With respect to the verification of professionals, Mr. Masaki Sakura, a certified public accountant and a tax accountant, was asked whether the verification that the value of the Real Properties held by Masatoshi Kumagai was appropriate. Mr. [Masaki Sakaura], , is an independent third party who does not have a special interest in the Company, or with Masatoshi Kumagai, a person making a contribution in kind.

Also, with respect to the appraisal of the real property appraiser, Mr. [Tomoya Masubuchi], a real property appraiser, of [Kabushiki Kaisha Asaka Engineering] was requested for the real property appraisal report. [Kabushiki Kaisha Asaka Engineering] and Mr. [Tomoya Masubuchi] are

independent third parties who do not have a special interest in the Company, or with Masatoshi Kumagai, a person making a contribution in kind.

(b) Verification of the Appropriateness of the Value of the Properties

The appraised value of the Real Properties in Roppongi of the Attachment Property List (1) by Mr. [Tomoya Masubuchi] of [Kabushiki Kaisha Asaka Engineering] was (4,450,000,000 yen) by the appraisal valuation method of cost approach. Also, the appraised value of the Real Property in Azabu of the Attachment Property List (2) was (334,000,000 yen) by the appraisal valuation method of market comparison approach.

Mr. [Masaki Sakaura] made careful deliberation and examination on the real property appraisal report of Mr. [Tomoya Masubuchi]. Mr. [Masaki Sakaura] also verified the appropriateness of the appraisal method of the real property appraisal report of Mr. [Tomoya Masubuchi], and made hearings of opinions of multiple real property appraisers for the purpose of securing the objectivity of verification and an appraisal and the understanding of the marketability of the real estate value. As a result, with respect to the Real Properties in Roppongi of the Attachment Property List (1), in consideration of the appraised value of (4,450,000,000 yen) in the real property appraisal report of Mr. [Tomoya Masubuchi] and the marketability of the real property value, the appropriateness for the amount of (4,216,000,000 yen) was verified. Also, with respect to the Real Property in Azabu of the Attachment Property List (2), in consideration of the appraised value of (334,000,000 yen) in the real property appraisal report of Mr. [Tomoya Masubuchi] and the marketability of the real property value, the appropriateness for the amount of (323,000,000 yen) was verified.

(c) Decision at the Board of Directors Meeting of the Company

At the board of directors meeting of the Company held on December 12, 2007, careful deliberation and examination on the verification of Mr. [Masaki Sakaura] and the real property appraisal report of Mr. [Tomoya Masubuchi] were made. As a result of the careful examination and deliberation by the board of directors meeting of the Company, the Real Properties of Roppongi of the Attachment Property List (1) was decided to be (4,216,000,000 yen) per verification of Mr. [Masaki Sakaura]. Also, with respect to the Real Property

in Azabu of the Attachment Property List (2), it was decided to be (323,000,000 yen) per verification of Mr. [Masaki Sakaura].

Also, as described in 1. above, because Masatoshi Kumagai falls under the director with special interest, he did not attend any deliberations or resolution on the contribution in kind. Also, upon the decision of the appraised value of the Real Properties, all directors in attendance except Masatoshi Kumagai have made careful deliberation and examination based on the objective materials, and out of all three corporate auditors (among which two are outside corporate auditors), [Masahiro Muto], a full-time corporate auditor, and [Keigo Ogura], an outside corporate auditor, have attended the board of directors' meeting, and gave their opinions that these materials and the course of deliberation were appropriate.

(2) Basis on the Decision that the Amount of Issuance and the Scale of the Dilution of Shares are Reasonable

The scale of the solicitation of shares to be issued by the increase in capital through allocation of shares to a third party is 21,440,433 shares, and it will be approximately 27.12% of the issued shares of the Company, and Masatoshi Kumagai shall hold 22.58% of the Company's shares. Also, Yahoo Japan Corporation shall hold 5.03% of the Company's shares. Even though there will be a dilution of shares by the capital increase through allocation of shares to such third-parties, it is conducted for the principal purpose of dedicating to the enhancement of net infrastructure business and net media business value by the solution of the harm in the shareholders' equity by the allocation of the allowance for doubtful debts (5,633,800,000 yen), and the maintenance of financial base. As a result of the consideration with the addition of the calculation basis of the issue price of (1) above, the board of directors of the Company determined that the number of shares for allocation in this capital increase is of reasonable scale.

Also, by building the capital and business alliance with Yahoo Japan Corporation, further enhancement in the business value, mostly in media business, is expected, and in light of the purpose of enhancement of such relationship, it is determined that the number of shares for allotment to Yahoo Japan Corporation is of reasonable scale.

As described above, the amount of issuance and the degree of dilution by

this capital increase is determined to be of reasonable scale.

7. Reason for Selection of Allottee

(1) Outline of Allottee

(A) Yahoo Japan Corporation

①	Trade Name	Yahoo Japan Corporation	
②	Businesses	Internet advertising business E-commerce business Members services business	
③	Date of Incorporation	January 31, 1996	
④	Location of Head Office	6-10-1, Roppongi, Minato-ku, Tokyo	
⑤	Name and Title of Representative	Masahiro Inoue, President & CEO	
⑥	Stated Capital	7,187 million yen (as of March 31, 2007)	
⑦	Number of Issued Shares	60,477,014.12 shares (as of March 31, 2007)	
⑧	Net Assets	192,385 million yen (on a consolidated basis)	
⑨	Total Assets	318,428 million yen (on a consolidated basis)	
⑩	Account End	March 31	
⑪	Number of Employees	3,059 (on a consolidated basis, as of March 31, 2007)	
⑫	Main Clients	General corporations and individuals	
⑬	Major Shareholders and Holdings Ratio	SOFTBANK CORP.	41.09%
		Yahoo Inc.	33.42%
⑭	Main Financing Banks	Mizuho Corporate Bank, Ltd., Citibank Japan Ltd., Mitsubishi UFJ Trust and Banking Corporation, Sumitomo Mitsui Banking Corporation, and The Bank of Tokyo-Mitsubishi UFJ, Ltd.	
⑮	Relationship of Listed Company to Allottee, Etc.	Capital Relationship	None
		Transactional Relationship	Ordinary business transaction

	Personal Relationship	None
	Related Parties	None

⑯ Business Results in the Past Three Years			
Accounting Period	2005	2006	2007
Net Sales	117,779	173,695	212,552
Operating Income	60,187	82,133	106,232
Ordinary Income	60,295	79,867	102,824
Net Income	36,521	47,090	57,963
Net Income Per Share (Yen)	4,766.03	1,536.40	958.66
Dividends Per Share (Yen)	484	156	96
Net Assets Per Share (Yen)	12,702.14	4,707.60	3,153.24

(B) Masatoshi Kumagai

Allottee's Name: Masatoshi Kumagai
Address: 18-16, Minami-Aoyama 3-chome, Minato-ku, Tokyo
Relationship to the Company: CEO of the Company
Investment in the Company: 6,300,000 shares (7.97%) (as of December 12, 2007)

(2) Reason for Selection of Allottees

Recognizing the allowance for uncollectable accounts (5,633.8 million yen), the Company decided to implement the allocation of shares to third parties where Masatoshi Kumagai (CEO of the Company) and Yahoo Japan Corporation will be the subscribers, in order to certainly prevent damaged shareholders' equity and strengthen our financial basis in the short term. Also, we are expecting that the establishment of the capital relationship with Yahoo Japan Corporation will strengthen the business alliance relationship, leading to the enhancement of our corporate value.

Through the capital increase, our financial concerns resulting from the withdrawal from the loan and credit business will be eliminated. In the future, we will concentrate our management resources on the two business areas, namely, Internet Use Support (Infrastructure) business, and Internet Advertising Support (Media), and will establish a stable management basis for the benefit of shareholders' profits.

(3) The Allottees' Policy Regarding Ownership of the Company's Stock

We are requesting that Yahoo Japan Corporation be a stable shareholder, holding the Company's shares in the long term.

Masatoshi Kumagai is, as a CEO of the Company, holding its shares in the long term.

The Company has obtained the informal consent from the Allottees that, if the Allottees transfer all or any part of the allotted shares within two years from the date for payment (December 27, 2007) for the shares to be issued through allocation of shares to a third party, the Allottees shall immediately report in writing to the Company the name and address of such transferee, the number of transferred shares, the date of share transfer, the transfer price, reason for transfer, method of transfer, and other matters.

End

Attachment

Outline of Issuance of Shares for Subscription (1)

1. Number of New Shares to be Issued	5,054,152 Common Shares
2. Issue Price	¥277 / per share
3. Total Issuance Price	¥1,400,000,104

4. Amounts of Capital and Capital Reserve to be Increased

Amount of Capital to be Increased	¥702,527,128
Amount of Capital Reserve to be Increased	¥697,472,976

5. Method of Offering or Allocation	Third party allotment to Yahoo Japan Corporation
6. Application Period	By December 27, 2007
7. Payment Date	December 27, 2007
8. Delivery Date of New Share Certificates	December 28, 2007

Each of the points is conditional on coming into effect of notification in accordance with the Financial Instruments and Exchange Law.

End

Outline of Issuance of Shares for Subscription (2)

1. Number of New Shares to be Issued 16,386,281 Common Shares

2. Issue Price ¥277 / per share

3. Total Issuance Price ¥4,538,999,837

(Note) The total issuance price indicates the amount calculated by the following calculation: above issue price × number of new shares to be issued. The consideration of the subject shares for subscription, however, is real properties, the value of which is ¥4,539,000,000.

4. Amounts of Capital and Capital Reserve to be Increased

Amount of Capital to be Increased ¥2,277,693,059

Amount of Capital Reserve to be Increased ¥2,261,306,941

5. Method of Offering or Allocation Third party allotment to Masatoshi Kumagai

6. Application Period By December 27, 2007

7. Payment Date December 27, 2007

8. Delivery Date of New Share Certificates December 28, 2007

Each of the points is conditional on coming into effect of notification in accordance with the Financial Instruments and Exchange Law.

End

Property List (1)

(Land)

1. Location Roppongi 7-chome, Minato-ku
Number of Lot 312-27
Land Category Housing Land
Lot Area 82.04 ㎡

2. Location Roppongi 7-chome, Minato-ku
Number of Lot 312-28
Land Category Housing Land
Lot Area 67.57 ㎡

3. Location Roppongi 7-chome, Minato-ku
Number of Lot 312-29
Land Category Housing Land
Lot Area 74.80 ㎡

Total Lot Area 224.41 ㎡

(Buildings)

1. Location 312-28/ 312-29, Roppongi 7-chome, Minato-ku
Structure Steel-framed reinforced concrete structure, flat-roof, 6-story above ground and 2 underground story
Floor Area
1st Floor 120.06 ㎡
2nd Floor 128.90 ㎡
3rd Floor 128.90 ㎡
4th Floor 128.90 ㎡
5th Floor 128.90 ㎡
6th Floor 101.50 ㎡
1st Underground Floor 120.06 ㎡
2nd Underground Floor 120.06 ㎡
Total 977.28 ㎡

(Indication of Buildings in Exclusively Owned Space)
Building Number 312-29-1, Roppongi 7-chome

Category Store Warehouse

Structure Steel-framed reinforced concrete structure, flat-roof, 6-story above ground and 2 underground story

Floor Area

1st Floor 49.59 m²

2nd Floor 54.14 m²

3rd Floor 54.14 m²

4th Floor 54.14 m²

5th Floor 54.14 m²

6th Floor 40.40 m²

1st Underground Floor 49.59 m²

2nd Underground Floor 49.59 m²

Total 405.73 m²

2. (Indication of 1-Ridge Building)

Location 312-28/ 312-29, Roppongi 7-chome, Minato-ku

Structure Steel-framed reinforced concrete structure, flat-roof, 6-story above ground and 2 underground story

Floor Area

1st Floor 120.06 m²

2nd Floor 128.90 m²

3rd Floor 128.90 m²

4th Floor 128.90 m²

5th Floor 128.90 m²

6th Floor 101.50 m²

1st Underground Floor 120.06 m²

2nd Underground Floor 120.06 m²

Total 977.28 m²

(Indication of Buildings in Exclusively Owned Space)

Building Number 312-29-2, Roppongi 7-chome

Category Store Warehouse

Structure Steel-framed reinforced concrete structure, flat-roof, 6-story above ground and 2 underground story

Floor Area

1st Floor 44.90 m²

2nd Floor 47.74 m²

3rd Floor 47.74 m²

4th Floor 47.74 ㎡

5th Floor 47.74 ㎡

6th Floor 35.12 ㎡

1st Underground Floor 39.32 ㎡

2nd Underground Floor 39.32 ㎡

Total 349.62 ㎡

3. Location 312-27, Roppongi 7-chome, Minato-ku

Building Number 312-27-1

Category Store Warehouse

Structure Steel-framed reinforced concrete structure, flat-roof, 4-story above ground and 1 underground story

Floor Area

1st Floor 58.64 ㎡

2nd Floor 71.68 ㎡

3rd Floor 71.68 ㎡

4th Floor 71.68 ㎡

1st Underground Floor 71.68 ㎡

Total 345.36 ㎡

Property List (2)

(Indication of 1-Ridge Building)

Location 146-8, Nishiazabu 4-chome, Minato-ku

Name of Building Azabu Kasumicho Park Mansion

Structure Steel-framed reinforced concrete structure, stainless steel sheet copper roof, 8-story above ground and 1 underground story

Floor Area

1st Floor	2527.66 m²
2nd Floor	2420.86 m²
3rd Floor	2567.40 m²
4th Floor	2501.97 m²
5th Floor	2108.50 m²
6th Floor	1440.25 m²
7th Floor	1221.32 m²
8th Floor	879.82 m²
1st Underground Floor	3159.69 m²
Total	18827.47 m²

(Indication of Building in Exclusively Owned Space)

Building Number 146-8-412, Nishiazabu 4-chome

Name of Building 412

Category Residence

Structure Steel-framed reinforced concrete structure, 1-story above ground

Floor Area 4th Floor 128.81 m²

(Indication of Right of Site)

Mark of Land 1

Location and Number of Lot 146-8, Nishiazabu 4-chome, Minato-ku

Land Category Housing Land

Lot Area 6781.03 m²

Category of Right of Site Ownership

Ratio of Right of Site 13645/1212730

December 12, 2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp

Business and Capital Partnership with Yahoo! JAPAN

The GMO Internet Board of Directors meeting convened today agreed to form a partnership with Yahoo! Japan Corporation with the objective of aggressively pursuing the small and medium business Internet advertising market. This decision follows today's third party allocation to Yahoo! Japan Corporation.

Please refer to *Notice regarding Offering for Subscription of Stock to be Issued in Allocation of Shares to Third Parties* released today (December 12, 2007) for details regarding the third party allocation.

1. Background to the Partnership

The Internet advertising market is growing yearly, in 2005 it was worth ¥280.8 billion (154.8% YOY increase) and in 2006 it had grown to ¥363.0 billion (129% YOY increase). In 2011 it is expected to be valued at ¥755.8 billion, more than twice the 2006 value in five years from now. (Dentsu, April 16, 2007)

GMO Internet and Yahoo! JAPAN believe that within this expanding market lies a significant potential market in the as yet undeveloped SME market. The two companies have joined together to create a new synergy and build corporate value by using the strengths of each company to grow this new market.

2. Details of the Business Partnership

The two companies already have a strong relationship in the Internet media and Internet advertising fields. They established JWord, Inc. in a joint investment and GMO Internet already has a business partnership with the Yahoo! JAPAN wholly-owned subsidiary Overture K.K.

The new partnership will further strengthen ties between the two companies, and is planned to include jointly planning and development of products and expansion of sales channels in the SME Internet advertising market.

Discussions will be held to determine details of the partnership.

3. Outline of the Capital Partnership

The GMO Internet Board of Directors meeting convened on December 12, 2007 resolved to issue new shares to Yahoo! JAPAN Corporation in a third party allocation. Following this decision 5,054,152 (issue value: ¥1,400,000,104) shares of common stock are being allocated to Yahoo! JAPAN.

i) Summary of the Third Party Allocation

1. No of new shares issued	5,054,152 common shares
2. Issue value	¥277 per share
3. Total issue value	¥1,400,000,104
4. Increase in capital and capital reserve	Amount of increase in capital:¥702,527,128 Amount of increase in capital reserve: ¥697,472,976
5. Method of offer and allocation	Third party allocation to Yahoo! Japan Corporation
6. Application date	December 27, 2007
7. Payment date	December 27, 2007
8. New stock delivery date	December 28, 2007

The above items are conditional on notification in accordance with securities and exchange laws.

ii) No. of Shares Acquired by Yahoo! Japan, Acquisition Price and Percentage Ownership Before and After the Acquisition

	Before the Offering	After the Offering
No. of Shares	0 (percentage ownership 0%)	5,054,152 (percentage ownership 5.03%)
Voting Rights	0 (percentage ownership 0%)	50,541 (percentage ownership 5.03%)
Acquisition Price		¥1,400,000,000

The percentage ownership of voting rights is calculated based on the number of voting rights on June 30, 2007 (790,229) plus the number of new voting rights attached to the December 12, 2007 Board of Directors meeting third party allocation of 21,440,443 shares to Yahoo! Japan and Masatoshi Kumagai (total 1,004,632). These percentages are rounded off to three decimal places.

4. Outline of Yahoo! JAPAN Corporation

Please refer to 7. Reason for Selection of Allottee, (1) Outline of Allottee, in *Notice regarding Offering for Subscription of Stock to be Issued in Allocation of Shares to Third Parties* released today (December 12, 2007).

5. Capital Partnership Schedule

December 12, 2007: Board of Directors resolution

December 12, 2007: Business and investment contract signed

December 27, 2007: Third party allocation payment date

6. Future Projections

The impact of this partnership on performance results has not yet been determined. Details of the partnership will be considered and information published as soon as it becomes available.

December 12, 2007

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

Change in Major Shareholders

The following change in major shareholders is expected to come into effect on December 27, 2007.

1. Details of the Change

As reported in today's release, *Notice regarding Offering for Subscription of Stock to be Issued in Allocation of Shares to Third Parties* the GMO Internet Board of Directors meeting convened today resolved to issue new common stock to company CEO and Representative Director Masatoshi Kumagai in a third party share allocation. Details of the pursuant change in major shareholders are as follows.

2. Outline of Major Shareholder

Name	Masatoshi Kumagai
Address	Minami Aoyama 3-18-16, Minato-ku, Tokyo
Relationship to the company	CEO and Representative Director

3. Number of Shares (Number of Voting Rights) Held by Concerned Shareholder and Percentage of General Shareholders Voting Rights Held

Date	No. of Voting Rights	No of Shares Held	Percentage of Voting Rights Held	Major Shareholder Ranking
Prior to the Change (December 12, 2007)	63,000	6,300,000	7.97%	2
After the Change	226,862	22,686,281	22.58%	2

(Notes) The calculation of percentage of shareholder voting rights prior to the change is based on the total number of voting rights on June 30, 2007 (790,229)

The calculation of percentage ownership of shareholder voting rights after the change is calculated based on the number of voting rights on June 30, 2007 (790,229) plus the number of new voting rights attached to the December 12, 2007 Board of Directors meeting third party allocation of 21,440,443 shares to Yahoo! Japan and Masatoshi Kumagai (total 1,004,632).

All percentages are rounded to two decimal places

*Number of shares deducted from outstanding shares as shares without voting rights: 21,108

Total number of outstanding shares on December 12, 2007: 79,044,008

4. Effective Date

December 27, 2007 (Payment date for the above new share issue by third party allocation)

5. Outlook

Masatoshi Kumagai is a stable shareholder with a long-term investment principle. This change will have no impact on business performance.

6. Changes to any Unlisted Parent Company etc.

None.

December 27, 2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp/en

Completion of Payment for Stock Issued in Allocation of Shares to Third Parties

Payment was today completed for the allocation of shares to third parties agreed on at the December 12, 2007 meeting of the GMO Internet Board of Directors.

1. Outline of New Stock Issue

(1) Allocation of Shares to a Third Party (Common Shares)

(i)	Number of New Shares Issued	5,054,152 common shares
(ii)	Issue Price	277 yen/ per share
(iii)	Funds Raised	1,400,000,104 yen
(iv)	Increase in Capital and Capital Reserve	Amount of increase in capital: 702,527,128 yen Amount of increase in capital reserve: 697,472,976 yen
(v)	Method of Offering or Allocation	Third party allocation to Yahoo! JAPAN Corporation
(vi)	Application Period	By Thursday December 27, 2007
(vii)	Payment Date	Thursday December 27, 2007
(viii)	New Share Certificates Delivery Date	Friday December 28, 2007

(2) Allocation of Shares to a Third Party (Common Shares/ Investment in Kind)

(i)	Number of New Shares Issued	16,386,281 common shares
(ii)	Issue Price	277 yen/ per share
(iii)	Total Funds Raised	4,538,999,837 yen (note*)
(iv)	Increase in Capital and Capital Reserve	Amount of increase in capital: 2,277,693,059 yen Amount of increase in capital reserve:

		2,261,306,941 yen
(v)	Method of Offering or Allocation	Third party allocation to Masatoshi Kumagai
(vi)	Application Period	By Thursday December 27, 2007
(vii)	Payment Date	Thursday December 27, 2007
(viii)	New Share Certificates Delivery Date	Friday December 28, 2007

(note*) The total amount of funds raised is recorded above as Issue Price multiplied by Number of New Shares Issued. However consideration of the subject shares for subscription is real properties valued at the 4,539,000,000 yen.

On the payment date (December 27, 2007), ownership of the properties was transferred from Masatoshi Kumagai to the company and delivery of properties was complete.

2. Change in Number of Issued Shares Following Capital Increase

(i)	Total Number of Issued Shares Before the Capital Increase	79,044,008 shares
(ii)	Number of New Shares Issued in Capital Increase	21,440,433 shares
(iii)	Total Number of Issued Shares After the Capital Increase	100,484,441 shares

December 27, 2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp/en

Consolidated Financial Condition Following Completion of Capital Increase

Payment was completed on December 27, 2007 for the allocation of shares to third parties agreed on at the December 12, 2007 meeting of the GMO Internet Board of Directors.

As reported on December 10, 2007, shareholders' equity was temporarily damaged as a result of an allocation to the allowance for doubtful debt following loans to NetCard, Inc. However through the capital increase we have strengthened our financial basis.

This has had a major impact on the company's financial condition and therefore we are providing a projection of consolidated financial condition on the last day of December, 2007.

1. Assets

(1) As disclosed in the December 10, 2007 release *Revision to Results Forecast for the Fiscal Year Ending December 2007*, the scheduled repayment date for 5.6 billion yen in NetCard loans and guarantor payments has now passed and we have been unable to recover the loans or agree to a repayment schedule. This has lead to a subtraction from fixed assets of the same amount as an allowance for doubtful debt and the recording of investments and other assets in fixed liabilities.

(2) In fixed assets 4.5 billion yen is being recorded after receiving buildings and land as investment in kind. In liquid assets1.4 billion yen is being recorded as a result of the capital increase.

(3) On December 20, 2007, the company collected 3.3 billion yen in accrued revenue from the sale of GMO Internet Securities, Inc. (now: Click Securities, Inc.) to GMO Internet CEO and Representative Director, Masatoshi Kumagai. Loans to Masatoshi Kumagai Office, Ltd. worth 2 billion yen (taken out on September 12, 2007) were fully recovered on December 21, 2007.

2. Net Assets

(1) Shareholders' equity is expected to be at around 4.7 billion yen at the end of December, 2007 as a result of factors including the allocation of an allowance for doubtful debt following loans to NetCard and the completion of the capital increase.

(2) Shareholders' equity ratio is expected to be between 10-11% at the end of December 2007

These consolidated financial condition projections are based on information available at the time of

release including factors that are largely indeterminable. Actual consolidated financial condition may differ from figures projected here as a result of future closing procedures and other influences.

END